   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 19, 2002

                                                     REGISTRATION NO. 333-101874
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                               AMENDMENT NO. 1 TO
                                   FORM F-10
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                  DOMTAR INC.
             (Exact name of registrant as specified in its charter)

            CANADA                                 2621                             NOT APPLICABLE
(Province or other jurisdiction (Primary Standard Industrial Classification (I.R.S. Employer Identification
      of incorporation or               Code Number, if applicable)              Number if applicable)
         organization)

                         395 DE MAISONNEUVE BLVD. WEST
                        MONTREAL, QUEBEC, CANADA H3A 1L6
                                 (514) 848-5400
   (Address and telephone number of Registrant's principal executive offices)

                             ---------------------

                             CT CORPORATION SYSTEM
                               111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8690
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

                        COPIES OF ALL COMMUNICATIONS TO:

                   ALAN H. PALEY, ESQ.                                        GILLES PHARAND, ESQ.
                 PETER J. LOUGHRAN, ESQ.                                        GENERAL COUNSEL
                   DEBEVOISE & PLIMPTON                                           DOMTAR INC.
                     919 THIRD AVENUE                                    395 DE MAISONNEUVE BLVD. WEST
                 NEW YORK, NEW YORK 10022                                       MONTREAL, QUEBEC
                      (212) 909-6000                                             CANADA H3A 1L6
                                                                                 (514) 848-5400

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                           PROVINCE OF QUEBEC, CANADA
               (Principal jurisdiction regulating this offering)

    It is proposed that this filing shall become effective (check appropriate box):

A.  [X]    upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.  [ ]    at some future date (check the appropriate box below).
    1. [ ] pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).
    2. [ ] pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).
    3. [ ] pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
    4. [ ] after the filing of the next amendment to this Form (if preliminary material is being filed).
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. [ ]

                             ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

PROSPECTUS

                                      LOGO
                                  DOMTAR INC.
                            18,170,249 COMMON SHARES
                            ------------------------

     This prospectus relates to up to 18,170,249 common shares of Domtar Inc. to be offered from time to time upon exercise of 18,170,249 common share purchase warrants of Domtar Inc. described in this prospectus, and such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the warrant agreement described in this prospectus.

     Each warrant will entitle its holder to purchase one common share of Domtar Inc. at a price of Cdn$17.55 (or its U.S. dollar equivalent at the date preceding the date of exercise, as determined in accordance with the warrant agreement) at any time on or prior to one year from the closing of the unit offering described in this prospectus, after which date such warrant will become null and void. The warrant agreement requires us to issue, or cause to be delivered, to the holders of warrants upon the due exercise of the warrants, that number of common shares to which such holder of warrants is entitled.

     Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "DTC." On December 18, 2002, the closing price of our common shares on the New York Stock Exchange and the Toronto Stock Exchange was US$10.60 and Cdn$16.43, respectively.

                            ------------------------

     INVESTING IN THE COMMON SHARES INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 13.

     THIS SHORT FORM PROSPECTUS INCLUDES AUDITED FINANCIAL STATEMENTS RELATING TO FOUR INTEGRATED PULP AND PAPER MILLS WHICH WE ACQUIRED ON AUGUST 7, 2001. ARTHUR ANDERSEN LLP HAD AUDITED THESE STATEMENTS. IN CONNECTION WITH THIS SHORT FORM PROSPECTUS, WE HAVE NOT BEEN ABLE TO OBTAIN A CONSENT LETTER FROM ARTHUR ANDERSEN LLP TO THE USE OF ITS REPORT. AS A RESULT, YOU WILL NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER CANADIAN SECURITIES LAWS OR UNDER
SECTION 11 OF THE US SECURITIES ACT OF 1933 WITH RESPECT TO THEIR AUDIT REPORT ON THESE FINANCIAL STATEMENTS SET FORTH HEREIN. SEE "EXPERTS" AND "FINANCIAL STATEMENTS OF THE ACQUIRED MILLS."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES. THIS PROSPECTUS DOES NOT QUALIFY THE DISTRIBUTION OF THE COMMON SHARES IN ANY OF THE PROVINCES OR TERRITORIES OF CANADA.

     OWNING THE COMMON SHARES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THIS PROSPECTUS.

     YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED UNDER THE LAWS OF CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND CERTAIN OF OUR ASSETS AND THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS ARE LOCATED IN CANADA.

     NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF, OR HAS PERFORMED ANY REVIEW OF, THIS PROSPECTUS.

December 19, 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS SHORT FORM PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS SHORT FORM PROSPECTUS.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
DOCUMENTS INCORPORATED BY REFERENCE.........................    3
FORWARD-LOOKING STATEMENTS..................................    4
EXCHANGE RATE INFORMATION...................................    4
RECENT DEVELOPMENTS.........................................    4
CORPORATE INFORMATION.......................................    5
OUR BUSINESS................................................    5
PLAN OF DISTRIBUTION........................................    6
SELLING SHAREHOLDER.........................................    6
USE OF PROCEEDS.............................................    7
DESCRIPTION OF COMMON SHARES................................    7
DESCRIPTION OF WARRANTS.....................................    7
CERTAIN INCOME TAX CONSIDERATIONS...........................    8
RISK FACTORS................................................   13
LEGAL MATTERS...............................................   15
EXPERTS.....................................................   15
TRANSFER AGENT AND REGISTRAR................................   15
WHERE YOU CAN FIND MORE INFORMATION.........................   16
DOCUMENTS TO BE FILED AS PART OF REGISTRATION STATEMENT.....   16
INDEX TO FINANCIAL STATEMENTS...............................  F-1

     In this short form prospectus, "Domtar", "we", "us" and "our" refer to Domtar Inc., its subsidiaries and its 50% investment interest in Norampac Inc. In accordance with industry practice, in this short form prospectus we use the term "ton" when referring to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term "tonne" when referring to a metric tonne. In this short form prospectus, unless otherwise indicated, all dollar amounts are expressed in, and the term "dollars" and the symbol "$" refer to, Canadian dollars. The term "US dollars" and the symbol "US$" refer to the United States dollars. Except as otherwise indicated, all financial statements and financial data contained in this prospectus and in the documents incorporated by reference in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which may differ from United States generally accepted accounting principles, or US GAAP.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of Domtar, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada and with the Securities and Exchange Commission, or SEC, are specifically incorporated by reference into and form an integral part of this short form prospectus:

     - the Annual Information Form dated May 1, 2002 for the year ended December 31, 2001;

     - the audited consolidated financial statements for the fiscal years ended December 31, 2001, 2000 and 1999, together with the related notes thereto and the auditors' report to the audited consolidated financial statements;

     - the Management Proxy Circular dated March 27, 2002 relating to the meeting of shareholders held on May 1, 2002;

     - the Management's Discussion and Analysis for the fiscal year ended December 31, 2001; and

     - the unaudited consolidated financial statements for the nine months ended September 30, 2002 (including Management's Discussion and Analysis relating thereto) and September 30, 2001.

     Any documents of the type referred to in the preceding paragraph, any interim financial statements and any material change reports (excluding confidential material change reports) filed by us with the securities commissions or similar authorities in the provinces and territories of Canada, subsequent to the date of this short form prospectus and prior to the termination of this distribution, shall be deemed to be incorporated by reference in this short form prospectus.

     We also incorporate by reference all future annual reports and any other information we file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the US Securities Exchange Act of 1934, as amended, during such period.

     ANY STATEMENT CONTAINED IN THIS SHORT FORM PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS SHORT FORM PROSPECTUS OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

     This short form prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect management's expectations regarding Domtar's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Domtar cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this short form prospectus, and Domtar assumes no obligation to update or revise them to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" as well as those included elsewhere in this prospectus.

                           EXCHANGE RATE INFORMATION

     The following table sets forth, for each period indicated, the low and high exchange rates, the average of the exchange rates during the period indicated and the exchange rate at the end of each period indicated for one US dollar expressed in Canadian dollars, based on the Bank of Canada noon rate:

                                                                            NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                       -------------------------------     -------------------
                                        1999        2000        2001        2001        2002
                                       -------     -------     -------     -------     -------
Low...............................     $1.4433     $1.4341     $1.4936     $1.4936     $1.5110
High..............................      1.5298      1.5593      1.6021      1.5793      1.6132
Average...........................      1.4858      1.4854      1.5484      1.5380      1.5705
Period End........................      1.4433      1.5002      1.5926      1.5790      1.5858

     On December 18, 2002, the Bank of Canada noon rate was $1.5537 per US$1.00.

                              RECENT DEVELOPMENTS

NEW FOREST PRODUCTS GROUP

     On September 9, 2002, we announced the creation of a new Forest Products Group, which combines both our timber and lumber operations. This initiative is intended to further increase productivity, reduce costs and improve service to customers in difficult market conditions.

TEMPORARY PRODUCTION HALT AND EXTENDED SHUTDOWN AT SAWMILLS

     On November 14, 2002, we announced that we will temporarily halt production at the Lebel-sur-Quevillon pulp mill from December 21, 2002 until January 19, 2003 and that the usual holiday shutdowns at our sawmills from December 20, 2002 to January 6, 2003 will be extended for an additional two weeks at our Lebel-sur-Quevillon, Matagami and Malartic sawmills. These decisions were made in order to avoid producing for inventory and were due to declining prices for both softwood pulp and softwood lumber.

CLOSURE OF REMANUFACTURING FACILITY AND HARDWOOD OPERATION

     On November 29, 2002, we announced the permanent closure of our wood products remanufacturing facility in Daveluyville, Quebec and our only hardwood lumber operation in Sault-Ste-Marie, Ontario. A provision of $18 million has been established to cover costs relating to the closures. We decided to exit these businesses in order to focus our efforts on improving the efficiency of our softwood lumber mills.

                             CORPORATE INFORMATION

     Domtar was formed in 1929 under the laws of Canada. Domtar was continued under the Canada Business Corporations Act by a certificate of continuance dated December 30, 1977 and subsequently amalgamated with certain wholly-owned subsidiaries by certificates of amalgamation dated December 31, 1977, October 31, 1978 and July 31, 1979. The first two of these certificates of amalgamation were issued in the course of the consolidation of substantially all of our Canadian operations into a single corporation. The July 31, 1979 certificate of amalgamation confirmed our amalgamation with two wholly-owned subsidiaries. On January 1, 2000, we amalgamated with our wholly-owned subsidiary E.B. Eddy Forest Products Ltd., to continue under the name of Domtar Inc.

     Our significant subsidiaries are Domtar Industries Inc., Domtar A.W. Corp., Domtar Maine Corp. and Ris Paper, all of which are 100% owned. Domtar Industries Inc., Domtar A.W. Corp. and Domtar Maine Corp. are incorporated in the State of Delaware and Ris Paper is incorporated in the State of New York. We do not hold any non-voting shares in these subsidiaries.

     Our head and principal office is located at 395 de Maisonneuve Boulevard West, Montreal, Quebec H3A 1L6 and our telephone number is (514) 848-5400.

                                  OUR BUSINESS

     Domtar's reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging. Since 1997, under the leadership of our current senior management team, we have implemented a series of strategic initiatives designed to reposition our company to meet our customers' quality and service needs, thereby increasing our customers' loyalty to us and enhancing shareholder value. The most recent strategic initiative was the acquisition on August 7, 2001 of four integrated pulp and paper mills for US$1.65 billion ($2.53 billion) in cash. The four mills, located in Ashdown, Arkansas; Nekoosa and Port Edwards, Wisconsin; and Woodland, Maine, have an aggregate annual production capacity of approximately 1.35 million tons of uncoated freesheet paper and a long net market pulp position, on an annual basis, of approximately 400,000 tons. We refer to this transaction as the Acquisition and to the four mills as the Acquired Mills. The Acquisition doubled the size of our annual paper production capacity, consolidated our position in the uncoated freesheet market and gave us critical mass in a rapidly consolidating industry.

     For the year ended December 31, 2001, our consolidated net sales were $4.4 billion, including the net sales from the Acquired Mills. If the Acquisition had occurred on January 1, 2001, our pro forma consolidated net sales would have been $5.5 billion.

     We are now the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate five paper mills in Canada and five in the United States, with an annual production capacity of approximately 2.7 million tons of paper, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located, and approximately 85% of our paper sales were made during the first nine months of 2002, in the United States. Uncoated and coated freesheet paper, our principal products, are used for business, printing and publishing, and technical and specialty applications. We sell paper principally through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. Sales are made also to a variety of customers that include business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp that we produce in excess of our internal requirements. Our net market pulp position is approximately 625,000 tons. Our Papers business is our most important segment representing approximately 58% of our consolidated net sales during the first nine months of 2002.

     The Paper Merchants business involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by us as well by other manufacturers. The Paper Merchants segment represented approximately 22% of our consolidated net sales during the first nine months of 2002.

     The Wood segment is composed of the manufacture and distribution of lumber and wood-based value-added products as well as the management of forest resources. The Wood segment represented approximately 9% of our consolidated net sales during the first nine months of 2002.

     Our Packaging business is comprised of our 50% ownership interest in Norampac Inc., a joint venture between Domtar Inc. and Cascades Inc. We do not manage Norampac Inc. and its debt is non-recourse to us. Norampac Inc. accounted for approximately 11% of our consolidated net sales during the first nine months of 2002.

     We seek to be one of the most profitable companies in our industry by continuously improving our operations. In this respect, the Acquisition is enabling us, through synergies, to achieve significant operating improvements and cost reductions in our Papers business that are expected to reach an annualized run rate of US$65 million by the end of 2002. In addition, we have in place a goal to further improve our profitability by $100 million over the two year period ending in 2003 through a new Quality and Profitability Program.

     Because the imbalance between supply and demand and the negative impact of countervailing and antidumping duties on lumber exports to the United States have negatively affected our overall profitability, we are currently evaluating strategic alternatives for our Wood business. In this regard, we are engaged, or may in the foreseeable future engage, in discussions with third parties. However, no decision has been made and no agreement has been reached in this regard.

     Our overall strategic objective is to be a world leader in the paper industry, particularly in the fine paper segment. We have developed our business strategies around meeting and anticipating the everchanging needs of our customers, providing our shareholders with attractive returns, fostering a dynamic and creative environment in which shared human values and personal commitment prevail, and providing our shareholders with an appealing alternative investment vehicle for basic materials exposure. It is our intention to pursue business opportunities that will allow us to broaden our appeal to customers and provide a superior return to shareholders while maintaining a solid balance sheet.

                              PLAN OF DISTRIBUTION

     On December 18, 2002, Domtar Inc. filed a final short form prospectus with the securities commission or similar regulatory authority in each of the provinces of Canada and an amendment to the registration statement on Form F-10 (File No. 333-101765) with the SEC relating to an offering by Domtar Inc. to the public in Canada and the United States of 18,170,249 units, each unit consisting of one common share and one common share purchase warrant. The unit offering is expected to be completed on or about December 23, 2002, or at such other date as may be agreed upon, but not later than December 31, 2002. This prospectus relates to up to 18,170,249 common shares to be offered from time to time upon exercise of 18,170,249 warrants, and such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the warrant agreement.

     The registration statement of which this prospectus forms a part registers the offering in the United States of common shares to be issued or delivered upon exercise of the warrants under the Securities Act of 1933, in accordance with the multijurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada. This prospectus does not qualify the distribution of the common shares in any of the provinces or territories of Canada.

     Domtar Inc. will issue or cause to be delivered the common shares to which this prospectus relates to holders of warrants upon the exercise of such warrants. No underwriters, dealers or agents will be involved in these sales. No underwriter has been involved in the preparation of, or has performed any review of, this prospectus.

                              SELLING SHAREHOLDER

     The selling shareholder in the unit offering is Dofor Inc., an indirect wholly owned subsidiary of Societe generale de financement du Quebec, or SGF, an economic development agency of the Government of the Province of Quebec. The selling shareholder has not acquired any common shares of Domtar Inc. during the last twelve months. After the sale of the common shares in the unit offering, the selling shareholder will beneficially own 18,170,249 common shares of Domtar Inc. representing 7.98% of the outstanding common shares of Domtar Inc. These common shares will be delivered to the warrant agent upon closing of the unit offering in connection with Domtar's obligation to issue, or cause to be delivered, common shares to holders of warrants upon due exercise of the warrants.

     We have been advised by SGF that it is party to an agreement with Caisse de depot et placement du Quebec, or Caisse, under which SGF and Caisse have agreed, inter alia, to vote their shares in favor of the election to the board of directors of Domtar of a number of representatives of SGF and Caisse.

                                USE OF PROCEEDS

     We will not be entitled to any of the proceeds from the sale of the common shares upon exercise of the warrants, except as described in "Description of Warrants".

                          DESCRIPTION OF COMMON SHARES

     Our authorized share capital consists of an unlimited number of common shares, Series A preferred shares and Series B preferred shares. As at December 17, 2002, we had 227,663,628 common shares, 69,576 Series A preferred shares and 1,710,000 Series B preferred shares outstanding.

     Holders of our common shares are entitled to one vote at any meeting of our shareholders. Holders of our common shares are, subject to the rights of the holders of our preferred shares, entitled to receive any dividend declared by our board of directors. Cash dividends on the common shares of $0.035 per share have been paid quarterly since January 1996. No dividend may at any time be paid or declared and set apart for payment on common shares unless all accumulated dividends, where applicable, on the Series A preferred shares and the Series B preferred shares have been paid or declared and set apart, including the current quarterly instalment of dividends. In the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, our remaining assets and funds will be distributed among the holders of common shares, subject to the rights of the holders of preferred shares. All outstanding common shares are fully paid and non-assessable.

                            DESCRIPTION OF WARRANTS

     Each common share purchase warrant will entitle the holder of the warrant to purchase one common share at a price of Cdn$17.55, at any time on or prior to 5:00 p.m. (Montreal time) on the date which is one year from the closing date of the unit offering, after which date the warrant will become null and void. The exercise price for the warrants is payable in Canadian dollars. However, holders of warrants may elect to pay the exercise price in US dollars. In such an event, the warrant exercise price payable shall be the US dollar equivalent of the warrant exercise price payable in Canadian dollars as calculated using the Bank of Canada noon rate, or if such exchange rate is not quoted or published, such other exchange rate as may be reasonably determined by us, on the business day immediately preceding the relevant exercise date, rounded to the nearest tenth of a cent, and subject to confirmation by us within two business days.

     The warrants will be issued in registered form only under an agreement, the warrant agreement, to be dated as of the closing date of the unit offering, between us and Computershare Trust Company of Canada, or the warrant agent, as warrant agent. The warrant agreement requires us to issue, or cause to be delivered, to the holders of warrants upon the due exercise of the warrants, that number of common shares to which such holder of warrants is entitled.

     Under a separate agreement, the delivery agreement, to be dated as of the closing date of the unit offering, between us, the selling shareholder, SGF, SGF Rexfor Inc., or SGF Rexfor, and the warrant agent, as depository and delivery agent, the selling shareholder has irrevocably committed and agreed to deliver common shares from its holding of common shares for delivery to the holders of warrants upon the due exercise of the warrants. To secure this obligation, the selling shareholder agreed, among other things, to pledge, upon the closing of the unit offering, certificates representing a total of 18,170,249 common shares, or the pledged shares, in our favour.

     Upon the due exercise of the warrants, the warrant agent will deliver to the holders of warrants that number of pledged shares or other common shares delivered by the selling shareholder to which the holders of warrants are entitled. The warrant agent will remit to the selling shareholder the funds received in payment of the exercise price of the warrants. In the event the warrant agent is unable to deliver to the holders of warrants that number of pledged shares to which the holders of warrants are entitled and the selling shareholder does not deliver other common shares to the warrant agent to permit such delivery, we will issue the required number of common shares to the warrant agent at a price per share equal to the exercise price of each warrant and an equivalent number of pledged shares will automatically be cancelled at that same price per share. The warrant agent will credit us the full amount of the funds received in payment of the exercise price of the warrants, debit us the full amount of the purchase price for the pledged shares cancelled and remit that amount to the selling shareholder.

     The delivery agreement provides that each of the selling shareholder, SGF Rexfor and SGF will indemnify us and hold us harmless against any and all losses, damages or liabilities to which we may become subject arising out of or based upon any default of the selling shareholder under the delivery agreement and any additional losses, damages or liabilities to which we may become subject arising specifically out of or based upon the issue of the warrants or the warrant agreement. The obligations of the selling shareholder under the delivery agreement will be irrevocably and unconditionally guaranteed by SGF and SGF Rexfor.

     We have agreed to use our reasonable best efforts to maintain the effectiveness of the registration statement of which this prospectus forms a part or another registration statement relating to the common shares offered hereunder until the earlier of the expiration date of the warrants and the date on which no warrants remain outstanding. No U.S. person or person holding warrants for the account of a U.S. person will be permitted to exercise warrants, during any period prior to the expiration time of the warrants, when a registration statement relating to the common shares is not effective. If no such registration statement is effective, we will notify the holders of warrants in the United States in accordance with the provisions of the warrant agreement.

                       CERTAIN INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Ogilvy Renault, a general partnership, counsel to Domtar, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the ownership and disposition of the common shares acquired on the exercise of the warrants by persons who, within the meaning of the Income Tax Act (Canada), or the Act, and at all relevant times, are residents of Canada, deal at arm's length with the selling shareholder, and hold or will hold their common shares as capital property (a "Canadian Holder").

     The Act contains certain provisions (the "Mark-to-Market Rules") relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules or any proposed amendments thereto, and taxpayers that are "financial institutions" as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

     This summary is based upon the current provisions of the Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Act thereunder that have been publicly announced by the Minister of Finance of Canada prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current administrative policies and assessing practices of the Canada Customs and Revenue Agency, or the Agency. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance of Canada.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE INCOME TAX CONSIDERATIONS UNDER THE ACT THAT MAY AFFECT AN INVESTOR. ACCORDINGLY, EACH CANADIAN HOLDER OF COMMON SHARES OFFERED BY THIS SHORT FORM PROSPECTUS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

     RESIDENTS OF CANADA

     The following summary is applicable to prospective purchasers who, for the purposes of the Act and any applicable bilateral tax convention, and at all relevant times, are residents of Canada.

     Taxation of Dividends

     Dividends received by an individual Canadian Holder on common shares will be included in the individual's income and be subject to the normal gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. Taxable dividends received by an individual may be subject to alternative minimum tax under the Act, depending on the individual's circumstances.

     Dividends received by a corporate Canadian Holder will be deductible in computing such corporate Canadian Holder's taxable income under Part I of the Act. However, although Part I tax may not be exigible on the amount of such dividends, the Act will generally impose a 33 1/3 per cent refundable Part IV tax on such dividends received by a corporation that was at any time in the taxation year in which such dividends were received a "private corporation" as defined in the Act, or a corporation resident in Canada that is controlled, by or for the benefit of an individual or a related group of individuals, to the extent that such dividends are deductible in computing the corporation's taxable income.

     Disposition of Common Shares

     In general, a disposition, or a deemed disposition, of a common share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of the costs of disposition, if any, exceed (or are less than) the adjusted cost base to the holder of the common share. In the event a Canadian Holder who acquires common shares also holds other common shares of Domtar, the adjusted cost base will be determined by averaging the adjusted cost base of all the common shares of that Canadian Holder.

     Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the Canadian Holder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the rules contained in the Act). Capital gains realized by an individual will be relevant in computing possible liability under the alternative minimum tax.

     Additional Refundable Tax

     A Canadian Holder that is a "Canadian-controlled private corporation" (as defined in the Act) may be liable to pay an additional refundable tax of 6 2/3 per cent on certain investment income, including amounts in respect of interest and taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

     NON-RESIDENTS OF CANADA

     The following summary is applicable to a holder of common shares acquired on the exercise of the warrants who, for purposes of the Act and any applicable bilateral tax convention, and at all relevant times, are not residents of Canada (a "Non-Resident Holder").

     Taxation of Dividends

     A Non-Resident Holder, whether an individual or corporation, who receives a dividend on common shares will, pursuant to Part XIII of the Act, be subject to a Canadian withholding tax at a rate of 25 per cent. The 25 per cent Canadian withholding tax rate may be reduced if the recipient of the dividend is resident in a country with which Canada has a bilateral tax convention.

     Disposition of Common Shares

     A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on the disposition of common shares provided that such common shares do not constitute "taxable Canadian property" of the Non-Resident Holder at the time of the disposition for purposes of the Act. So long as the common shares are listed on the Toronto Stock Exchange, the New York Stock Exchange, or another prescribed stock exchange within the meaning of the Act, the common shares will not generally constitute "taxable Canadian property" of a Non-Resident Holder unless, at any time during the five-year period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or any combination thereof, owned or had an interest in or the right to acquire, 25 per cent or more of the issued shares of any series or class of the capital stock of Domtar. If the common shares are considered "taxable Canadian property" to a particular Non-Resident Holder, any resulting capital gain may be exempt from Canadian tax if the recipient of the proceeds is resident in a country with which Canada has a bilateral tax convention provided the value of the common shares purchased by the Non-Resident Holder is not derived principally from real property situated in Canada.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This discussion summarizes the principal US federal income tax considerations applicable to the ownership and disposition of common shares acquired on exercise of the warrants by US holders. This discussion assumes that the common shares are or will be held as capital assets (as defined in section 1221 of the US Internal Revenue Code of 1986, as amended) by the US holders. This discussion is the opinion of Debevoise & Plimpton insofar as it relates to matters of US federal income tax law. This discussion does not apply to a US holder that is a member of a special class of holders subject to special rules including a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a bank, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of our voting stock, a person that holds common shares as part of a straddle or a hedging, conversion, constructive sale or other integrated transaction, or a person whose functional currency is not the US dollar.

     This discussion is based on the US Internal Revenue Code of 1986, as amended (the "US Tax Code"), its legislative history, existing and proposed treasury regulations promulgated thereunder, published rulings and court decisions as well as on the Canada-United States Income Tax Convention (the "Treaty"), all as currently in effect and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in US federal income tax consequences different from those discussed below. This discussion does not consider US state, local or foreign tax laws that may be applicable to particular US holders.

     As used herein, the term "US holder" means a beneficial owner of common shares who is for US federal income tax purposes:

   -  an individual citizen or resident of the United States,

   - a corporation, partnership (other than a partnership that is not treated as a US person under applicable treasury regulations) or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

   - an estate whose income is subject to US federal income tax regardless of its source, or

   - a trust if either (i) it is eligible to elect and has validly elected to continue to be treated as a US person under prior law or (ii) a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS REGARDING THE US FEDERAL, STATE AND LOCAL AND THE CANADIAN AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

     Taxation of Dividends

     Subject to the discussion under "Passive Foreign Investment Company Considerations" below, a US holder must include in gross income the gross amount of any dividend paid by us out of current or accumulated earnings and profits (as determined for US federal income tax purposes). A US holder must include any Canadian tax withheld from the dividend payment in this gross amount even though the US holder does not in fact receive the amount withheld. Such a dividend is ordinary income that a US holder must include in income when the US holder receives the dividend, actually or constructively, and generally will be treated as income from sources outside the United States for foreign tax credit purposes (but generally classified as "passive" or, in some cases, "financial services" income which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder).

     The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder's basis in the common shares and thereafter as capital gain (which will generally be treated as income from sources within the United States for foreign tax credit limitation purposes).

     The amount of a distribution that a US holder must include in income will be the US dollar value of the payments made, determined by reference to the Canadian dollar/US dollar exchange rate on the date the distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in the income of the US holder to the date the payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Subject to certain limitations, including certain minimum holding period requirements, the US dollar value of any Canadian tax withheld from any distribution in accordance with the Treaty and paid over to Canada will be creditable against the US holder's US federal income tax liability. Alternatively, a US holder may claim a deduction for such amount of Canadian tax withheld.

     Disposition of Common Shares

     Subject to the discussion under "Passive Foreign Investment Company Considerations" below, a US holder who sells or otherwise disposes of common shares will recognize capital gain or loss for US federal income tax purposes equal to the difference between the amount realized on such sale or disposition and the US holder's tax basis in the common shares. A US holder's tax basis in the common shares received on the exercise of the warrants will generally equal the sum of such holder's tax basis in the warrants plus the exercise price paid on the exercise thereof. The holding period of the common shares received on the exercise of the warrants generally will not include the holding period of the warrants.

     The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Capital gains recognized by a noncorporate US holder (including an individual) are generally taxed at a maximum rate of 20% when the property is held more than one year. The deductibility of capital losses is subject to limitations.

     PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     We believe that we will not be treated as a passive foreign investment company (a "PFIC") for US federal income tax purposes for our current taxable year or for future taxable years. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

   - 75% or more of our gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, commodities gains and some types of other gains; or

   - the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

     Under proposed treasury regulations, if a US holder owns an option (such as a warrant) to acquire shares of a PFIC, the option itself is treated as shares of a PFIC.

     Upon exercise of such option, the holding period of the shares acquired upon such exercise would, for purposes of the special tax rules discussed below, include the period that the US holder held such option.

Such regulations are proposed to be effective as of April 11, 1992. No assurances can be given, however, as to whether such regulations will be adopted in substantially the same form as the proposed regulations or whether any such final regulations will retain the effective date of the proposed regulations. If such proposed regulations were applicable to a US holder of a warrant, such US holder would be subject to the special tax rules discussed below upon disposition of a warrant but not upon exercise of such warrant. Furthermore, common shares acquired upon exercise of a warrant would be treated as shares of a PFIC even if we no longer satisfy the income or asset tests discussed above at the time such warrant is exercised.

     If common shares held by a US holder were treated as shares of a PFIC, such US Holder would be subject to certain adverse US tax consequences, including the possible characterization of gain as ordinary income and an interest charge at the time of the disposition of such common shares.

     US holders are urged to consult their own tax advisers concerning the potential application of the PFIC rules.

     INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of dividends on common shares and proceeds of certain sales of common shares in respect of US holders. Backup withholding tax will apply under certain circumstances to those payments (i) at the fourth-lowest rate of tax applicable to unmarried individual US persons on payments made before calendar year 2011 (30.0% in 2002 and 2003, 29.0% in 2004 and 2005, and 28.0% in 2006 through 2010)
and (ii) at the rate of 31% on payments made after calendar year 2010. Backup withholding tax will generally not apply to a US holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a US holder will provide such certification on Form W-9, Request for Taxpayer Identification Number and Certification.

                                  RISK FACTORS

     You should carefully consider the risks described below and the other information in this short form prospectus before investing in our common shares. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of our common shares could decline and you could lose all or part of your investment.

PRODUCT PRICES

     Our financial performance is dependent on the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses.

OPERATING COSTS

     Operating costs for our businesses can be affected by increases or decreases in energy and other raw material prices as a result of changing economic conditions or due to particular supply and demand considerations.

COMPETITION

     The uncoated freesheet market has undergone substantial consolidation, with the top five producers representing approximately 75% of the North American market. We are currently the third largest North American integrated manufacturer and marketer of uncoated freesheet paper. We compete with a number of substantial companies operating in the paper market. The markets for our wood and market pulp are also large and highly fragmented. The packaging products market in which Norampac Inc. competes has undergone significant consolidation in the past several years resulting in the creation of a number of substantial competitors. While the principal basis for competition in all our businesses is price, competition can also be based upon quality and customer service, including, in some cases, providing technical advice to customers. For example, the highly technical nature of specialty papers limits competition since not all paper mills can produce the required papers. Competition in this market is generally based more on quality and service than on price.

FOREIGN EXCHANGE

     Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the US dollar. The prices for many of our products, including those we sell in Canada, are principally driven by US prices of similar products. As a result, any decrease in the value of the US dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the US dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

ENVIRONMENTAL REGULATIONS

     The United States and Canadian environmental regulations to which we are subject relate to, among other matters, air emissions, timber cutting, wastewater discharges, waste management, groundwater quality, plant and wildlife protection, landfill sites, employee health and safety and the discharge of materials into the environment. These regulations require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be interrupted and we could be required to incur significant additional expenditures, which could harm our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

     Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could entail significant expenditures.

     We expect to continue to incur ongoing capital and operating expenses to achieve and maintain compliance with new environmental requirements and to upgrade existing equipment.

ENVIRONMENTAL LIABILITIES

     We are continuing to take remedial action at a number of current and former sites, due in part to soil and some groundwater contamination at these sites. As of September 30, 2002, we had a provision of $48 million for known and determinable site-rehabilitation costs (including remediation costs), primarily in connection with our former wood-preserving business, which we sold in 1993, and relating to sites in various provinces of Canada. The process of investigation and remediation can be lengthy and is subject to the uncertainties of changing legal requirements, developing technologies, the allocation of liability among potentially responsible parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation. Our costs for site remediation may ultimately exceed the amount of the provision we have established. In addition, we are party to environmental claims and lawsuits which are being contested. We may incur costs in excess of amounts we have reserved to cover such claims and lawsuits.

LUMBER EXPORT DUTIES

     Our sales of wood represented approximately 9% of our net sales in the first nine months of 2002 and we exported approximately 56% of our softwood lumber products to the United States during the first nine months of 2002.

     The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. Since May 22, 2002, cash deposits of 27.72% have been applied on Canadian exports of softwood lumber to the United States based upon a final decision of the United States International Trade Commission. The Canadian government has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of antidumping and countervailing duty applications or as a result of any new arrangement between the US and Canada.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon on our behalf by Ogilvy Renault, a general partnership, and Debevoise & Plimpton. Claude Fontaine, Senior Partner of Ogilvy Renault is a director of Domtar. As of December 18, 2002, the partners and associates of the firms who are providing legal advice in this offering beneficially owned, directly or indirectly, less than 1% of our issued and outstanding securities or of any associate or affiliate of ours.

                                    EXPERTS

     Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, 1250 Rene-Levesque Boulevard West, Suite 2800, Montreal, Quebec, H3B 2G4 and Raymond Chabot Grant Thornton, Chartered Accountants, a general partnership, Suite 1900, National Bank Tower, 600 de La Gauchetiere Street West, Montreal, Quebec, H3B 4L8. Our consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the three-year period ended December 31, 2001 incorporated by reference in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton, given on the authority of said firms as experts in auditing and accounting.

     The financial statements of the Acquired Mills as of December 30, 2000 and January 1, 2000 and for each of the three years in the period ended December 30, 2000 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. We are not able to obtain the consent of Arthur Andersen LLP to include their reports in this prospectus. As a result of Arthur Andersen LLP not having provided that consent, you will not be able to recover against Arthur Andersen LLP under applicable Canadian securities laws or under Section 11 of the Securities Act with respect to their audit report.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common shares and the warrants is Computershare Trust Company of Canada at its principal offices in Montreal and Toronto and The Bank of New York is our co-transfer agent for the common shares at its principal offices in New York.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form F-10 under the Securities Act relating to the common shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

     You may review a copy of the registration statement, including exhibits and documents filed with it, as well as any reports, statements or other information we file in the future with the SEC at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym "EDGAR", as well as from commercial document retrieval services.

     We are required to file reports under the Exchange Act, and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym "SEDAR". The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC's EDGAR system. Reports and other information about us should also be available for inspection at the offices of the Toronto Stock Exchange and the New York Stock Exchange.

     As a "foreign private issuer" under the Exchange Act, we intend to provide to our shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports will be available within 140 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We intend to prepare these financial statements in accordance with Canadian GAAP and to include a reconciliation to US GAAP in the notes to the annual consolidated financial statements. We are exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to shareholders and which relate to short swing profit reporting and liability.

            DOCUMENTS TO BE FILED AS PART OF REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of or incorporated by reference to the registration statement of which this prospectus forms a part:

     -  the documents referred to under "Documents Incorporated By Reference";

     -  form of warrant agreement;

     -  consent of Ogilvy Renault;

     -  consent of Debevoise & Plimpton;

     - consent of PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton; and

     -  powers of attorney.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Reconciliation of Canadian and United States
  Generally Accepted Accounting Principles relating to the
  Unaudited Consolidated Financial Statements for the nine
  months ended September 30, 2002 and September 30, 2001....   F-2
Unaudited Pro Forma Consolidated Statement of Earnings......   F-9
Financial Statements of the Acquired Mills..................  F-15

                                  DOMTAR INC.

   UNAUDITED RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES RELATING TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
           (In millions of Canadian dollars, unless otherwise noted)

     The unaudited consolidated financial statements for the nine months ended September 30, 2002 and September 30, 2001 have been prepared in accordance with Canadian GAAP which, in the case of Domtar, conform in all material respects with U.S. GAAP, except as set forth below.

     The unaudited consolidated financial statements for the nine months ended September 30, 2002 and September 30, 2001 are expressed in Canadian dollars and, solely for the convenience of the reader, the 2002 financial statements and the tables of certain related notes have been translated into U.S. dollars at the September 2002 month-end rate of CAN$1.5858 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

(A)  NET EARNINGS AND BALANCE SHEET ADJUSTMENTS

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30
                                                              -----------------------------------
                                                                2002         2002         2001
                                                              ---------    ---------    ---------
                                                              Unaudited    Unaudited    Unaudited
                                                                 US$           $            $
NET EARNINGS ADJUSTMENTS
NET EARNINGS IN ACCORDANCE WITH CANADIAN GAAP...............      65          103          122
Adjustments with respect to the following items:
Net periodic pension benefit cost (1).......................      (3)          (5)          (1)
Post-retirement and post-employment benefit costs other than
  pension (2)...............................................       1            1            1
Unrealized exchange gain (loss) on translation of long-term
  debt (3)..................................................      --           --           --
Unrealized gain (loss) on currency hedging contracts (4)....      36           57          (70)
Unrealized gain (loss) on commodity hedging contracts (5)...      (3)          (4)           3
Unrealized loss on interest rate swap contracts (6).........      (6)         (10)          --
Amortization of deferred gain (7)...........................      (3)          (4)          (3)
Acquisition of E.B. Eddy (8)................................      (3)          (4)          (8)
Formation of Norampac (9)...................................      (1)          (2)          (2)
Tax effect of the above adjustments.........................      (5)          (8)          30
Loss from discontinued operations (net of income taxes of
  $16 million ($US10 million)) (10).........................      21           33           --
                                                                ----         ----         ----
Earnings from continuing operations in accordance with U.S.
  GAAP......................................................      99          157           72
Loss from discontinued operations (net of income taxes of
  $16 million ($US10 million)) (10).........................     (21)         (33)          --
                                                                ----         ----         ----
NET EARNINGS IN ACCORDANCE WITH U.S. GAAP...................      78          124           72
Dividend requirements of preferred shares...................      --            1            1
                                                                ----         ----         ----
NET EARNINGS APPLICABLE TO COMMON SHARES IN ACCORDANCE WITH
  U.S. GAAP.................................................      78          123           71
                                                                ====         ====         ====
EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE IN
  ACCORDANCE WITH U.S. GAAP
  Basic.....................................................    0.44         0.69         0.39
  Diluted...................................................    0.43         0.68         0.39
NET EARNINGS PER COMMON SHARE IN ACCORDANCE WITH U.S. GAAP
  Basic.....................................................    0.34         0.54         0.39
  Diluted...................................................    0.34         0.54         0.39

                                  DOMTAR INC.

   UNAUDITED RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES
RELATING TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS
                                     ENDED
                   SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
           (In millions of Canadian dollars, unless otherwise noted)

                                      SEPTEMBER 30            SEPTEMBER 30              DECEMBER 31
                                          2002                    2002                     2001
                                  ---------------------   ---------------------   -----------------------
                                  CANADIAN      U.S.      CANADIAN      U.S.      CANADIAN       U.S.
                                    GAAP        GAAP        GAAP        GAAP        GAAP         GAAP
                                  ---------   ---------   ---------   ---------   --------   ------------
                                                                                  Restated   Reclassified
                                  Unaudited   Unaudited   Unaudited   Unaudited      $            $
                                     US$         US$          $           $         (3)         (b)(i)
BALANCE SHEET ADJUSTMENTS
Property, plant and equipment
  (8 & 9).......................    3,431       3,497       5,441       5,546      5,612        5,723
Goodwill (8)....................       51         114          79         181         62          164
Other assets (1,5 & 6)..........      108          97         172         154        213          149
Trade and other payables (4)....      486         510         771         809        719          814
Long-term debt (6)..............    1,649       1,689       2,615       2,678      2,872        2,853
Future income taxes
  (1,2,4,5,7 & 8)...............      347         345         551         547        528          516
Other liabilities and deferred
  credits (1,2,6 & 7)...........      223         207         353         328        408          398
Shareholders' equity
  (1,2,4,5 & 7 to 9)............    1,592       1,665       2,524       2,641      2,426        2,521

     Amounts presented under both Canadian and U.S. GAAP account for joint ventures using the proportionate consolidation method as explained in (7) below.

(1)  NET PERIODIC PENSION BENEFIT COST

     On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses and past service costs arising prior to January 1, 2000. Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded in "Other comprehensive income", net of applicable income taxes. The concept of additional minimum liability does not exist under Canadian GAAP.

(2)  POST-RETIREMENT AND POST-EMPLOYMENT BENEFIT COSTS OTHER THAN PENSION

     On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.

(3)  UNREALIZED EXCHANGE GAIN (LOSS) ON TRANSLATION OF LONG-TERM DEBT

     On January 1, 2002, Domtar adopted the Canadian accounting recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively with restatement of prior years.

                                  DOMTAR INC.

   UNAUDITED RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES
RELATING TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS
                                     ENDED
                   SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
           (In millions of Canadian dollars, unless otherwise noted)

(4)  UNREALIZED GAIN (LOSS) ON CURRENCY HEDGING CONTRACTS

     Under Canadian GAAP, gains and losses on currency hedging contracts are included in earnings only at maturity. In connection with the adoption of SFAS 133 and 138 mentioned under (b)(i) below, Domtar has elected not to designate the contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Prior to January 1, 2001, under U.S. GAAP, these contracts did not qualify as hedging instruments and accordingly were marked to market, and the resulting unrealized gains and losses were recorded to earnings.

(5)  UNREALIZED GAIN (LOSS) ON COMMODITY HEDGING CONTRACTS

     Under Canadian GAAP, gains and losses on commodity hedging contracts are included in earnings only at maturity. In connection with the adoption of SFAS 133 and 138 mentioned under (b)(i) below, Domtar has not designated these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings.

(6)  UNREALIZED LOSS ON INTEREST RATE SWAP CONTRACTS

     Under Canadian GAAP, unrealized gains and losses on interest rate swaps designated as hedges are not recognized in the financial statements. Under U.S. GAAP, the interest rate swaps held by Domtar are comprised of two components. The first component swaps the right to receive fixed amounts for an obligation to pay variable amounts until October 2006. This is a fair value hedge of designated interest payments. Accordingly, the $63 million (US$40 million) unrealized gain as at September 30, 2002 is recorded under "Other assets". As at December 31, 2001, an unrealized loss of $19 million (US$12 million) was recorded under "Other liabilities and deferred credits". For both period ends, due to the component's perfect effectiveness an amount equal to the unrealized gain (loss) has been recorded as an increase (reduction) of "Long-term debt". The second component swaps a right to receive variable amounts for an obligation to pay fixed amounts until October 2002 and 2003. This cannot be designated as a hedge of the variable interest paid on the first component and therefore any fluctuations of its fair value are recorded to earnings.

(7)  AMORTIZATION OF DEFERRED GAIN

     Interests in joint ventures are accounted for using the proportionate consolidation method for Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method. This difference does not affect the reported earnings or shareholders' equity, and no adjustment is required to the consolidated financial statements as a result of information disclosed in
(b)(vii) below. However, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized upon the formation of Norampac.

(8)  ACQUISITION OF E.B. EDDY

     The E.B. Eddy acquisition has been accounted for under Canadian GAAP, which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits and accounting for business integration costs. As at September 30, 2002, under U.S. GAAP, these differences would have increased "Property, plant, and equipment" by $81 million ($85 million as at December 31, 2001), "Goodwill" by $102 million ($102 million as at December 31, 2001) and "Future income taxes" by $25 million ($26 million as at December 31, 2001).

(9)  FORMATION OF NORAMPAC

     On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian and U.S. GAAP and were applied retroactively without

                                  DOMTAR INC.

   UNAUDITED RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES
RELATING TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS
                                     ENDED
                   SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
           (In millions of Canadian dollars, unless otherwise noted)

restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP.

(10) LOSS FROM DISCONTINUED OPERATIONS

     Effective January 1, 2002, Domtar has adopted SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for U.S. GAAP purposes. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and certain provisions of Opinion No. 30.

     Pursuant to SFAS 144, Domtar's closure of its St. Catharines, Ontario, paper mill which occurred on September 30, 2002 qualifies as a discontinued operations. The impact on sales and net earnings of prior years is not significant.

(B) SUPPLEMENTARY DISCLOSURES

(I)  ACCOUNTING CHANGES

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     Effective January 1, 2002, and concurrently with the adoption of Section 3870 "Stock -based compensation and other stock-based payments" for Canadian purposes, Domtar has adopted the fair value method defined in SFAS 123 to measure its stock-based compensation and other stock-based payments. SFAS 123 indicates that the fair value method is the preferable method of accounting and requires that the fair value method be adopted prospectively.

     Prior to January 1, 2002, Domtar had elected to measure stock-based compensation and other stock-based payments using the intrinsic value base method of accounting. In this instance, however, under SFAS 123, Domtar is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied for stock-based compensation and other stock-based payments granted prior to January 1, 2002.

     Accordingly, Domtar's net earnings, basic earnings per share and diluted earnings per share for the nine months ended September 30, 2002 would have been reduced, on a pro forma basis, by $2 million, $0.01 per share and $0.01 per share, respectively (September 30, 2001 -- $2 million, $0.01 per share and $0.01 per share, respectively) for stock-based compensation and other stock-based payments granted prior to January 1, 2002.

GOODWILL AND INTANGIBLE ASSETS

     Effective January 1, 2002, and concurrently with the adoption of Section 3062 "Goodwill and intangible assets" for Canadian purposes, Domtar has adopted SFAS 142 "Goodwill and Other Intangible Assets". SFAS 142 requires that goodwill be tested for impairment and prohibits the amortization of goodwill. Under U.S. GAAP, as at December 31, 2001, Domtar had goodwill of $102 million arising from the acquisition of E.B. Eddy (see (a) (8) above) in addition to the goodwill under Canadian GAAP. Amortization thereof amounted to $5 million during the year 2001. Pursuant to SFAS 142, Domtar has tested its goodwill for impairment and has determined that no write-down for impairment was necessary. Also, the Corporation reclassified, from goodwill to timber limits and timberlands, presented under "Property, plant and equipment," an amount of $12 million, resulting from prior years' acquisitions, that meets the criteria for recognition apart from goodwill.

                                  DOMTAR INC.

   UNAUDITED RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES
RELATING TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS
                                     ENDED
                   SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
           (In millions of Canadian dollars, unless otherwise noted)

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Effective January 1, 2001, Domtar adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These standards require all derivative financial instruments to be recorded on the balance sheet as assets or liabilities at their fair value. Changes in fair value of derivatives that are not hedges are recognized in the earnings as they arise. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative is either offset in income against the change in the fair value of the hedged asset, liability or firm commitment or is recognized in other comprehensive income until the hedged item is recognized in earnings. In adopting these standards, Domtar incurred a transition adjustment of $1 million resulting from the net unrealized loss on commodity hedging contracts. As these contracts constituted cash flow hedges, this transitional adjustment has been recorded in "Other comprehensive income" and is transferred to earnings as the contracts mature.

(II) COST OF DELIVERY

     Domtar records delivery costs as a reduction of gross sales to determine net sales. Under U.S. GAAP, the delivery costs are included in cost of sales. For the nine months ended September 30, 2002, delivery costs amounted to $269 million ($171 million for the nine months ended September 30, 2001).

(III) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     As at September 30, 2002, receivables include an allowance for doubtful accounts of $24 million ($19 million as at December 31, 2001).

(IV) INVENTORIES

                                                        SEPTEMBER 30    SEPTEMBER 30    DECEMBER 31
                                                            2002            2002           2001
                                                        ------------    ------------    -----------
                                                         Unaudited       Unaudited           $
                                                            US$              $
Work in process and finished goods....................      250             396             430
Raw materials.........................................       87             139             166
Operating and maintenance supplies....................      111             176             183
                                                            ---             ---             ---
                                                            448             711             779
                                                            ===             ===             ===

(V)  LONG-TERM DEBT

     As at September 30, 2002, the fair value of the long-term debt was $2,993 million ($3,004 million as at December 31, 2001).

     For the nine months ended September 30, 2002 and September 30, 2001, the interest on the long-term debt amounted to $127 million and $87 million, respectively.

(VI) COMMITMENTS AND CONTINGENCIES

ENVIRONMENT

     As at September 30, 2002, Domtar had a $48 million provision ($47 million as at December 31, 2001) to cover site remediation costs known and determinable, of which the long-term portion of $41 million ($39 million as at December 31, 2001) was included in "Other liabilities and deferred credits". However, additional costs, not yet identified, could be incurred for site remediation. Based on policies and procedures

                                  DOMTAR INC.

   UNAUDITED RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES
RELATING TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS
                                     ENDED
                   SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
           (In millions of Canadian dollars, unless otherwise noted)

in place to monitor environmental exposure, management believes that any additional site remediation costs will not have a material adverse effect on Domtar's financial position, earnings or cash flows.

E.B. EDDY ACQUISITION

     On July 31, 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have to pay up to a maximum of $120 million, an amount which will gradually decline over a 25-year period.

(VII) INTEREST IN JOINT VENTURES

     The following amounts represent the Corporation's proportionate interest in its joint ventures (Norampac and Anthony-Domtar Inc.):

                                                        SEPTEMBER 30    SEPTEMBER 30    DECEMBER 31
                                                            2002            2002           2001
                                                        ------------    ------------    -----------
                                                         Unaudited       Unaudited           $
                                                            US$              $
ASSETS
Current assets........................................      122             194             156
Long-term assets......................................      309             490             483
LIABILITIES
Current liabilities...................................       64             101              98
Long-term liabilities.................................      194             307             271

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30
                                                              -----------------------------------
                                                                2002         2002         2001
                                                              ---------    ---------    ---------
                                                              Unaudited    Unaudited    Unaudited
                                                                 US$           $            $
EARNINGS
Net sales...................................................     286          454          407
Operating profit............................................      34           54           65
Financing expenses..........................................       9           14           18
Net earnings................................................      18           28           33
CASH FLOWS
Cash flows provided from operating activities...............       8           13           29
Cash flows used for investing activities....................     (23)         (36)         (66)
Cash flows provided from financing activities...............      19           30           20

                                  DOMTAR INC.

   UNAUDITED RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES
RELATING TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS
                                     ENDED
                   SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
           (In millions of Canadian dollars, unless otherwise noted)

(VIII) COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                NINE MONTHS ENDED SEPTEMBER 30
                                                              -----------------------------------
                                                                2002         2002         2001
                                                              ---------    ---------    ---------
                                                              Unaudited    Unaudited    Unaudited
                                                                 US$           $            $
COMPREHENSIVE INCOME
Net earnings in accordance with U.S. GAAP...................     78           124          72
Cumulative effect of adopting SFAS 133 and 138 (see (i)
  above)....................................................      1             1          (1)
Foreign currency translation adjustments....................      1             2           2
                                                                 --           ---          --
COMPREHENSIVE INCOME........................................     80           127          73
                                                                 ==           ===          ==
ACCUMULATED OTHER COMPREHENSIVE INCOME
Additional minimum liability of defined benefit plans.......     (6)           (9)         (8)
Unrealized loss on derivative financial instruments.........     --            --          (1)
Foreign currency translation adjustments....................      3             4           1
                                                                 --           ---          --
ACCUMULATED OTHER COMPREHENSIVE INCOME......................     (3)           (5)         (8)
                                                                 ==           ===          ==

(IX) IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

     In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when a liability is incurred. Domtar will adopt SFAS 146 on January 1, 2003 for U.S. GAAP purposes. Domtar does not anticipate any immediate financial statement impact with the adoption of this standard.

ASSET RETIREMENT OBLIGATIONS

     In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". Domtar must adopt this standard for U.S. GAAP reporting at the beginning of fiscal year 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Domtar is currently assessing the impact that this standard will have on its results of operations and financial position.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

     We have set forth below our unaudited pro forma consolidated statement of earnings for the year ended December 31, 2001 which gives effect to the acquisition of four integrated pulp and paper mills and related assets completed on August 7, 2001 (the 'Acquisition') and are further adjusted to reflect the common share and the 7.875% notes issuances done in October 2001 (the 'Financing') as if they had occurred on January 1, 2001. For information as to the basis on which the unaudited pro forma consolidated statement of earnings is presented, see note 1 to the financial statement.

     The pro forma consolidated statement of earnings is presented for illustrative purposes only and does not purport to represent what our actual performance would have been if the Acquisition and the Financing had occurred at an earlier date. The pro forma adjustments are based upon currently available information and our estimates and assumptions. Actual adjustments will differ from the pro forma adjustments. Our future operating results may differ materially from the unaudited pro forma financial data presented below due to various factors, including those described under "Risk Factors" included elsewhere in this prospectus.

     You should read the unaudited pro forma consolidated statement of earnings (including the notes thereto) in conjunction with our audited consolidated financial statements, our unaudited interim consolidated financial statements, the financial statements of the Acquired Mills and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus.

                               COMPILATION REPORT

To the Board of Directors of
  DOMTAR INC.

     We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of earnings for the year ended December 31, 2001 which have been prepared for inclusion in the short form prospectus relating to common shares of Domtar Inc. issuable upon exercise of common share purchase warrants of Domtar Inc. In our opinion, the pro forma consolidated statement of earnings has been properly compiled to give effect to the completed transactions and assumptions described in the notes thereto.

(signed) PRICEWATERHOUSECOOPERS LLP             (signed) RAYMOND CHABOT GRANT THORNTON
Chartered Accountants                           Chartered Accountants
                                                General Partnership

Montreal, Quebec
December 19, 2002

                COMMENTS FOR UNITED STATES READERS ON CANADA AND
                       UNITED STATES REPORTING DIFFERENCE

     The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplated the expression of an opinion with respect to the compilation of pro forma consolidated financial information. United States standards do not provide for the expression of an opinion on the compilation of pro forma consolidated financial information. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma consolidated financial information requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express an opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying pro forma consolidated financial information.

(signed) PRICEWATERHOUSECOOPERS LLP             (signed) RAYMOND CHABOT GRANT THORNTON
Chartered Accountants                           Chartered Accountants
                                                General Partnership

Montreal, Quebec
December 19, 2002

                                  DOMTAR INC.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2001

                                                      ACQUIRED MILLS,
                                                         7 MONTHS
                                          DOMTAR           ENDED        ACQUISITION    FINANCING
                                        AS REPORTED    JULY 31, 2001    ADJUSTMENTS   ADJUSTMENTS   PRO FORMA
                                        -----------   ---------------   -----------   -----------   ---------
                                          Note 1          Note 1          Note 2        Note 3
                                                 (in millions of dollars, except per share amounts)
NET SALES.............................     4,377           1,151            (77) (f)       --         5,451
OPERATING EXPENSES
  Cost of sales.......................     3,514             900              1 (a)
                                                                             21 (b)
                                                                            (77) (f)       --         4,359
  Selling, general and
     administrative...................       256              71             --            --           327
  Amortization........................       294             134            (72) (c)       --           356
                                           -----           -----            ---           ---         -----
OPERATING PROFIT......................       313              46             50            --           409
  Financing expenses..................       152               1             78 (d)        19
                                                                                          (19)          231
  Amortization of deferred gain.......        (5)             --             --            --            (5)
                                           -----           -----            ---           ---         -----
EARNINGS BEFORE INCOME TAXES..........       166              45            (28)           --           183
  Income tax expense..................        14              23            (17) (e)       --            20
                                           -----           -----            ---           ---         -----
NET EARNINGS..........................       152              22            (11)           --           163
  Dividend requirements of preferred
     shares...........................         2              --             --            --             2
                                           -----           -----            ---           ---         -----
NET EARNINGS APPLICABLE TO COMMON
  SHARES..............................       150              22            (11)           --           161
                                           =====           =====            ===           ===         =====
Net earnings per common share
  Basic...............................      0.78                                                       0.71
  Diluted.............................      0.78                                                       0.71
Weighted average number of common
  shares outstanding (millions)
  Basic...............................     191.2                                                      225.9
  Diluted.............................     191.9                                                      226.6

                                  DOMTAR INC.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                (in millions of dollars, unless otherwise noted)

1.   BASIS OF PRESENTATION

     The unaudited pro forma consolidated statement of earnings has been prepared in accordance with Canadian GAAP to give effect to the acquisition by Domtar Inc. of four integrated pulp and paper mills and related assets from Georgia-Pacific Corporation (the "Acquired Mills"), which was completed on August 7, 2001 for US$1.65 billion ($2.53 billion) excluding transaction costs (the "Acquisition"), and are further adjusted to give effect to the sale and issuance in October 2001 of 45.2 million common shares of Domtar Inc. at a public offering price of $11.44 per common share and the sale and issuance of US$600 million ($937 million) aggregate principal amount of notes with an interest rate of 7.875% (the "Financing").

     The Acquisition and the Financing are reflected in the pro forma consolidated statement of earnings for the year ended December 31, 2001 as if they had occurred on January 1, 2001.

     The pro forma consolidated statement of earnings is based on the historical consolidated financial information of Domtar Inc. and the Acquired Mills, adjusted as explained below, and should be read in conjunction with the audited consolidated financial statements of Domtar Inc. for the year ended December 31, 2001, the unaudited financial statements of the Acquired Mills for the six months ended June 30, 2001, and the notes thereto. The statement of earnings of the Acquired Mills has been summarized and reclassified so that it is presented on a consistent basis with those of Domtar Inc. for the purposes of this pro forma consolidated statement of earnings. To the financial information for the six months ended June 30, 2001, management has added the financial information available from the four mills for their results of operation of July 2001 in order to obtain a statement of earnings for the seven months ended July 31, 2001.

     The historical financial statements of the Acquired Mills have been prepared and presented in US dollars. The statement of earnings has been translated into Canadian dollars using the average exchange rate of 1.5341 for the period.

     The Acquisition of the Acquired Mills by Domtar Inc. has been accounted for under the purchase method of accounting, under which the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. The pro forma acquisition adjustments described below are based on the current allocation made by management and the assigned values may be modified once the ongoing study on the integration and restructuring of assets acquired is completed and a formal plan is approved. Accordingly, the final allocation of purchase price and the resulting effect on the consolidated statement of earnings will differ from those set forth in the unaudited pro forma consolidated statement of earnings.

     The pro forma consolidated statement of earnings is prepared for illustrative purposes only and is based on the assumptions set forth in the notes to such statement. This statement is not necessarily indicative of the results of operations that might have occurred had the applicable transactions actually taken place on the dates indicated, or of future results of operations of the stand-alone or combined entities. In preparing this pro forma consolidated statement of earnings, no adjustments have been made to reflect the additional costs, savings or synergies that could result from combining the operations of Domtar Inc. and the Acquired Mills. The pro forma adjustments are based upon currently available information and management's estimates and assumptions. Actual adjustments will differ from the pro forma adjustments.

                                  DOMTAR INC.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                (in millions of dollars, unless otherwise noted)

2.   PRO FORMA ACQUISITION ADJUSTMENTS TO THE CONSOLIDATED STATEMENT OF EARNINGS

(a) An increase of $1 million to cost of sales to eliminate from the historical results of the Acquired Mills the effect of using the LIFO reserve, in order to conform with the accounting policies of Domtar Inc.

(b) An increase of $21 million to cost of sales to replace the existing pension income with the pension cost for the employees assumed according to the purchase agreement.

(c) A decrease of $72 million to amortization to replace the existing amortization expense of the Acquired Mills with the new amortization expense resulting from the elimination of the existing goodwill, the revaluation of property, plant and equipment and the revaluation of the estimated remaining useful lives of the property, plant and equipment to an average of 20 years.

(d) An increase of $78 million to financing expenses to replace the existing interest expense of the Acquired Mills with the new interest expense estimated at the rate of 5% on the total new debt and the amortization of the financing expenses.

(e) The income tax effect of $17 million on the above adjustments has been estimated at the statutory tax rate of 37% except on the elimination of the goodwill amortization for which there was no tax effect.

(f) In addition to the above adjustments, an amount of $77 million for the seven months ended July 31, 2001, representing the freight cost on sales of the Acquired Mills, has been reclassified against net sales to conform with the presentation adopted by Domtar Inc.

3.   PRO FORMA FINANCING ADJUSTMENTS

     The pro forma financing adjustments give effect to the sale and issuance of
45.2 million common shares of Domtar Inc. at a public offering price of $11.44 per common share for proceeds of $499 million, net of issue costs of $26 million and related income taxes of $8 million, as if the issuance had occurred on January 1, 2001. The proceeds were used to repay the outstanding balance of the equity bridge loan incurred to finance in part the Acquisition. The pro forma financing adjustments also give effect to the sale and issuance of US$600 million ($937 million) aggregate principal amount of notes at an issue price of US$592 million ($925 million) as if the issuance had occurred on January 1, 2001. The proceeds were used to repay the outstanding balance of the bond bridge loan also incurred to finance in part the Acquisition.

     As a result of the repayment of the equity bridge loan, interest expense is reduced by $19 million. As a result of the replacement of the bond bridge loan with the issuance of US$600 million ($937 million) aggregate principal amount of notes with an interest rate of 7.875%, interest expense is increased by $19 million. The corresponding income tax effect is calculated at the rate of 37%.

                                  DOMTAR INC.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                (in millions of dollars, unless otherwise noted)

4.   US GAAP FINANCIAL INFORMATION

     The unaudited pro forma consolidated statement of earnings have been prepared in accordance with Canadian GAAP which, in the case of Domtar Inc., conform in all material respects with US GAAP, except as set forth in note 22 to the consolidated financial statements of Domtar Inc. incorporated by reference in this prospectus. The financial statements of the Acquired Mills have been prepared in accordance with US GAAP which, in the case of the Acquired Mills, conform in all material respects with Canadian GAAP.

NET EARNINGS ADJUSTMENTS:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2001
                                                              ------------
Pro forma net earnings in accordance with Canadian GAAP.....     $ 163
Adjustments in respect of:
  Net pension benefit cost..................................        (2)
  Post-retirement and post-employment benefit costs other
     than pension...........................................         1
  Unrealized exchange gain (loss) on translation of
     long-term debt.........................................       (15)
  Unrealized gain (loss) on currency hedging contracts......       (52)
  Unrealized gain on commodities hedging contracts..........         3
  Amortization of deferred gain.............................        (5)
  Acquisition of E.B. Eddy..................................       (11)
  Formation of Norampac.....................................        (2)
  Tax effect of the above adjustments.......................        28
                                                                 -----
Pro forma net earnings in accordance with US GAAP...........       108
Dividend requirements of preferred shares...................         2
                                                                 -----
Pro forma net earnings applicable to common shares in
  accordance with US GAAP...................................     $ 106
                                                                 =====
Pro forma net earnings per common share
  Basic.....................................................     $0.47
  Diluted...................................................     $0.47

     For a description of the material differences between US GAAP and Canadian GAAP, please refer to note 22 to the consolidated financial statements of Domtar Inc. incorporated by reference in this prospectus.

                   FINANCIAL STATEMENTS OF THE ACQUIRED MILLS

     Arthur Andersen LLP, Atlanta, Georgia, independent public accountants, or the US Auditor, had audited the financial statements of the Acquired Mills as of December 30, 2000 and January 1, 2000 and for each of the three years in the period ended December 30, 2000 presented hereinafter in this short form prospectus in connection with our October 2001 offerings described below. The report of the US Auditor on the foregoing audited financial statements was dated June 15, 2001, except with respect to the matter discussed in Note 7 thereof as to which the date was August 7, 2001, and the report of the US Auditor on supplementary information -- differences between United States and Canadian generally accepted accounting principles, was dated June 15, 2001. We refer to the foregoing audited financial statements and the aforesaid reports of the US Auditor as the audited financial statements of the Acquired Mills. Consent letters provided by the US Auditor for the audited financial statements of the Acquired Mills were filed with the Canadian securities regulatory authorities and the SEC in accordance with applicable securities laws. In the context of these October 2001 offerings, the US Auditor had also provided the required comfort letters with respect to the unaudited financial statements of the Acquired Mills for the six months ended June 30, 2001 and July 1, 2000, or the unaudited interim financial statements of the Acquired Mills, also presented hereinafter in this short form prospectus, which comfort letters were filed with the Canadian securities regulatory authorities in accordance with applicable Canadian securities laws. The audited financial statements of the Acquired Mills and the unaudited interim financial statements of the Acquired Mills, or collectively the financial statements of the Acquired Mills, had been prepared for us in connection with our offering of common shares for which we filed a final supplemented short form PREP prospectus dated October 2, 2001 and our offering of 7.875% Notes due 2011 for which we filed a final supplemented short form PREP prospectus dated October 11, 2001, and had been included in these prospectuses.

     In connection with this short form prospectus, consent letters from the US Auditor relating to the audited financial statements of the Acquired Mills and a comfort letter from the US Auditor relating to the unaudited interim financial statements of the Acquired Mills are technically required to be filed with Canadian securities regulatory authorities under applicable Canadian securities laws. Domtar has not been able to obtain the aforesaid consent and comfort letters; accordingly, the audited financial statements of the Acquired Mills are accompanied by the auditor's reports which were originally included in our aforementioned October 2001 prospectuses, which reports have not been re-issued for purposes of this short form prospectus. As a result, you will not be able to recover against Arthur Andersen LLP under Canadian securities laws or under
Section 11 of the Securities Act with respect to their audit report on the financial statements of the Acquired Mills set forth herein. It does not otherwise, however, affect or limit the legal rights of purchasers of units under certain Canadian securities laws, to withdrawal or rescission. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP's audit.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Georgia-Pacific Corporation:

     We have audited the accompanying balance sheets of the PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS; NEKOOSA AND PORT EDWARDS, WISCONSIN; AND WOODLAND, MAINE, a portion of a segment of Georgia-Pacific Corporation (Note 1), as of December 30, 2000 and January 1, 2000 and the related statements of income, parent's investment, and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of Georgia-Pacific Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Paper and Pulp Operations as of December 30, 2000 and January 1, 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States.

(signed) ARTHUR ANDERSEN LLP
Atlanta, Georgia
June 15, 2001 (except with respect to the matter discussed in Note 7, as to which the date is August 7, 2001)

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                                 BALANCE SHEETS

                          (IN THOUSANDS OF US DOLLARS)

                                                        JUNE 30,      DECEMBER 30,    JANUARY 1,
                                                          2001            2000           2000
                                                       -----------    ------------    -----------
                                                       (unaudited)
                                      ASSETS
CURRENT ASSETS:
  Cash.............................................    $        89    $       396     $     1,449
                                                       -----------    -----------     -----------
  Receivables, less allowances of $500 in 2000 and
     1999 and on June 30, 2001 (unaudited).........         92,531         87,057          92,877
  Receivables, Unisource...........................         23,711         39,181          36,389
                                                       -----------    -----------     -----------
       Total receivables...........................        116,242        126,238         129,266
                                                       -----------    -----------     -----------
  Inventories:
     Raw materials.................................         34,136         31,500          33,477
     Finished goods................................        101,941        107,933         101,179
     Supplies......................................         42,621         40,918          42,276
     LIFO reserve..................................         (4,692)        (5,057)          5,766
                                                       -----------    -----------     -----------
       Total inventories...........................        174,006        175,294         182,698
                                                       -----------    -----------     -----------
  Other current assets.............................          4,908          4,231           3,520
                                                       -----------    -----------     -----------
       Total current assets........................        295,245        306,159         316,933
                                                       -----------    -----------     -----------
PROPERTY, PLANT, AND EQUIPMENT:
  Land and improvements............................         45,316         45,245          44,898
  Buildings........................................        154,489        154,758         153,719
  Machinery and equipment..........................      2,240,002      2,233,937       2,175,960
  Construction in progress.........................         16,517         10,257          35,656
                                                       -----------    -----------     -----------
       Property, plant, and equipment, at cost.....      2,456,324      2,444,197       2,410,233
  Accumulated depreciation.........................     (1,592,082)    (1,531,072)     (1,416,724)
                                                       -----------    -----------     -----------
       Property, plant, and equipment, net.........        864,242        913,125         993,509
                                                       -----------    -----------     -----------
GOODWILL, NET......................................        632,318        643,347         665,405
                                                       -----------    -----------     -----------
OTHER ASSETS.......................................         98,519         89,148          73,286
                                                       -----------    -----------     -----------
       Total assets................................    $ 1,890,324    $ 1,951,779     $ 2,049,133
                                                       ===========    ===========     ===========
                       LIABILITIES AND PARENT'S INVESTMENT
CURRENT LIABILITIES:
  Accounts payable.................................    $    67,421    $    62,628     $    58,017
  Accrued compensation.............................         26,621         29,658          29,610
  Accrued property and other taxes.................         10,970          5,963           5,951
  Deferred income tax liabilities..................          2,484            596             598
  Other current liabilities........................          1,636         15,033          14,685
                                                       -----------    -----------     -----------
       Total current liabilities...................        109,132        113,878         108,861
OTHER LONG-TERM LIABILITIES........................         87,994         88,250          91,338
DEFERRED INCOME TAX LIABILITIES....................        189,962        196,433         202,867
COMMITMENTS AND CONTINGENCIES (NOTE 6)
PARENT'S INVESTMENT................................      1,503,236      1,553,218       1,646,067
                                                       -----------    -----------     -----------
       Total liabilities and parent's investment...      1,890,324    $ 1,951,779     $ 2,049,133
                                                       ===========    ===========     ===========

        The accompanying notes are an integral part of these statements.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                              STATEMENTS OF INCOME

                          (IN THOUSANDS OF US DOLLARS)

                                  SIX MONTHS ENDED                      YEAR ENDED
                                --------------------    -------------------------------------------
                                JUNE 30,    JULY 1,     DECEMBER 30,    JANUARY 1,     DECEMBER 31,
                                  2001        2000          2000           2000            1998
                                --------    --------    ------------    -----------    ------------
                                    (unaudited)
NET SALES:
  Third parties.............    $411,807    $410,678     $  878,038     $   972,211     $1,169,423
  Georgia-Pacific
     Corporation............     223,045     244,119        454,089         222,834         37,665
                                --------    --------     ----------     -----------     ----------
     Net sales..............     634,852     654,797      1,332,127       1,195,045      1,207,088
                                --------    --------     ----------     -----------     ----------
COSTS AND EXPENSES:
  Cost of sales, excluding
     depreciation and
     amortization shown
     below..................     485,303     447,862        935,501         902,398        944,703
  Selling and
     distribution...........      18,086      20,957         43,148          32,577         42,287
  Depreciation and
     amortization...........      78,352      77,554        155,454         150,431        152,559
  General and
     administrative.........      25,232      27,266         54,019          63,175         42,850
  Interest..................         807       1,257          3,419           1,870              0
  Other expense.............         247         882          3,555             819          1,695
                                --------    --------     ----------     -----------     ----------
     Total costs and
       expenses.............     608,027     575,778      1,195,096       1,151,270      1,184,094
                                --------    --------     ----------     -----------     ----------
INCOME BEFORE INCOME
  TAXES.....................      26,825      79,019        137,031          43,775         22,994
PROVISION FOR INCOME
  TAXES.....................      14,024      33,334         58,893          25,721         17,625
                                --------    --------     ----------     -----------     ----------
NET INCOME..................    $ 12,801    $ 45,685     $   78,138     $    18,054     $    5,369
                                ========    ========     ==========     ===========     ==========

        The accompanying notes are an integral part of these statements.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                       STATEMENTS OF PARENT'S INVESTMENT

                          (IN THOUSANDS OF US DOLLARS)

                                     SIX MONTHS ENDED                      YEAR ENDED
                                  -----------------------   ----------------------------------------
                                   JUNE 30,     JULY 1,     DECEMBER 30,   JANUARY 1,   DECEMBER 31,
                                     2001         2000          2000          2000          1998
                                  ----------   ----------   ------------   ----------   ------------
                                        (unaudited)
PARENT'S INVESTMENT, BEGINNING
  OF PERIOD.....................  $1,553,218   $1,646,067    $1,646,067    $1,639,373    $1,712,431
  Net income....................      12,801       45,685        78,138        18,054         5,369
  Net transactions with
     Georgia-Pacific
     Corporation................     (62,783)     (61,400)     (170,987)      (11,360)      (78,427)
                                  ----------   ----------    ----------    ----------    ----------
PARENT'S INVESTMENT, END OF
  PERIOD........................  $1,503,236   $1,630,352    $1,553,218    $1,646,067    $1,639,373
                                  ==========   ==========    ==========    ==========    ==========

        The accompanying notes are an integral part of these statements.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                            STATEMENTS OF CASH FLOWS

                          (IN THOUSANDS OF US DOLLARS)

                                        SIX MONTHS ENDED                    YEAR ENDED
                                       -------------------   -----------------------------------------
                                       JUNE 30,   JULY 1,    DECEMBER 30,   JANUARY 1,    DECEMBER 31,
                                         2001       2000         2000          2000           1998
                                       --------   --------   ------------   -----------   ------------
                                           (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $ 12,801   $ 45,685    $  78,138      $ 18,054       $  5,369
  Adjustments to reconcile net income
     to cash provided by operations:
       Depreciation..................    65,730     65,022      130,391       127,554        130,501
       Deferred income taxes.........    (4,583)    (5,542)      (6,436)       (8,002)         2,246
       Amortization of goodwill and
          other intangibles..........    12,622     12,532       25,063        22,877         22,058
       Changes in assets and
          liabilities:
          Receivables................     9,996      8,993        3,028       (23,695)         5,739
          Inventories, excluding LIFO
            reserve..................     1,653    (19,616)      (3,419)       (2,652)         9,396
          LIFO reserve...............      (365)      (157)      10,823        (3,790)        (5,531)
          Total current
            liabilities..............    (6,634)   (11,355)       5,019       (12,285)       (13,373)
          Changes in other working
            capital..................      (677)     2,325         (711)          835         (1,293)
          Change in other assets and
            other long-term
            liabilities..............   (11,220)   (11,345)     (21,955)      (33,938)       (16,795)
                                       --------   --------    ---------      --------       --------
            Cash provided by
               operating
               activities............    79,323     86,542      219,941        84,958        138,317
                                       --------   --------    ---------      --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property, plant, and equipment
     investments.....................   (16,935)   (26,137)     (50,123)      (76,482)       (60,503)
  Proceeds from sales of assets......        88        770          116         3,136          1,441
                                       --------   --------    ---------      --------       --------
            Cash used for investing
               activities............   (16,847)   (25,367)     (50,007)      (73,346)       (59,062)
                                       --------   --------    ---------      --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net transactions with
     Georgia-Pacific.................   (62,783)   (61,400)    (170,987)      (11,360)       (78,427)
                                       --------   --------    ---------      --------       --------
(DECREASE) INCREASE IN CASH..........      (307)      (225)      (1,053)          252            828
BALANCE, BEGINNING OF PERIOD.........       396      1,449        1,449         1,197            369
                                       --------   --------    ---------      --------       --------
BALANCE, END OF PERIOD...............  $     89   $  1,224    $     396      $  1,449       $  1,197
                                       ========   ========    =========      ========       ========

        The accompanying notes are an integral part of these statements.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Paper and Pulp Operations at Ashdown, Arkansas; Nekoosa and Port Edwards, Wisconsin; and Woodland, Maine (the "Paper and Pulp Operations") consist of Georgia-Pacific Corporation's (the "Corporation" or "Georgia-Pacific") free-sheet paper mills at Ashdown, Arkansas; Nekoosa and Port Edwards, Wisconsin; and Woodland, Maine; the associated pulp facilities at Ashdown and Woodland as well as certain wood procurement assets in Wisconsin. The financial statements of the Paper and Pulp Operations, a portion of a segment of Georgia-Pacific include the assets, liabilities, revenues, and expenses related to the operations conducted by the Paper and Pulp Operations. The separate financial statements of the Paper and Pulp Operations have been prepared on a basis that management believes to be reasonable and appropriate and include the historical balance sheets, results of operations, and cash flows for the Paper and Pulp Operations, including allocated portions of the Corporation's centralized functions, as described below. The separate financial statements are not necessarily indicative of the balance sheets, results of operations, and cash flows that might have occurred had the Paper and Pulp Operations been a stand-alone business not fully integrated into Georgia-Pacific's other pulp and paper operations, or the actual financial position that might have otherwise resulted, or of future results of operation or financial position of the Paper and Pulp Operations. All significant transactions within the Paper and Pulp Operations have been eliminated.

     The interim financial information included herein is unaudited; however, such information reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the Paper and Pulp Operations' financial position, results of operations, and cash flows for the interim periods. All such adjustments are of a normal, recurring nature.

NATURE OF OPERATIONS

     The Paper and Pulp Operations are engaged in the manufacture of uncoated free-sheet paper used in office copy machines and printers, commercial printing, business forms, stationery, tablets, books, envelopes, labels, and checks. In addition, the Paper and Pulp Operations manufacture market pulp used for the production of many paper grades. Sales to the Paper and Pulp Operations' largest external customer, Xerox Corporation, were approximately 13%, 13%, and 12% of net sales in 2000, 1999, and 1998, respectively.

ALLOCATION OF SHARED SERVICES

     A portion of the Corporation's shared general and administrative expenses (such as human resources, legal, accounting, and information systems support) and selling and distribution expenses have been allocated to the Paper and Pulp Operations based on identification of such services specifically used by the Paper and Pulp Operations. Where determinations based on specific usage alone have been impracticable or are reflected in a general charge that is not specific to the Paper and Pulp Operations, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Paper and Pulp Operations. These methods primarily consisted of allocating costs based on (i) number of employees, (ii) percentage of office space, (iii) estimated percentage of staff time used, or (iv) percentage of tons sold. The total of these allocations was $62 million, $67 million, and $47 million in 2000, 1999, and 1998, respectively. It is not practicable to provide a detailed estimate of the expenses that would have been recognized if the Paper and Pulp Operations were operated on a stand-alone basis.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

ALLOCATION OF EMPLOYEE BENEFIT COSTS

     A portion of the Corporation's employee benefit costs, including pension and postretirement health care and life insurance benefits, has been allocated to the Paper and Pulp Operations. The Paper and Pulp Operations' pension cost related to its participation in the Corporation's noncontributory defined benefit pension plan, and other employee benefit costs related to its participation in the Corporation's postretirement health care and life insurance benefit plans, are actuarially determined based on the number of its employees and an allocable share of the plan assets and are calculated in accordance with Statements of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. Management believes such method of allocation is equitable and provides a reasonable estimate of the costs attributable to the Paper and Pulp Operations.

FINANCIAL ACTIVITIES

     None of Georgia-Pacific's consolidated debt has been allocated to the Paper and Pulp Operations.

     The Paper and Pulp Operations participate in the Corporation's accounts receivable secured borrowing program. Interest is allocated to the Paper and Pulp Operations based on its proportion of eligible receivables in the program. The allocated portion of interest expense was approximately $3.4 million, $1.9 million and nil in 2000, 1999, and 1998, respectively, and approximately $0.8 million and $1.3 million for the six months ended June 30, 2001 and July 1, 2000, respectively.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES

     The Paper and Pulp Operations have been included in the consolidated federal income tax returns of the Corporation. The Paper and Pulp Operations' provisions for income taxes in the accompanying financial statements reflect the federal and state income taxes calculated on the Paper and Pulp Operations' separate income.

     The Paper and Pulp Operations record deferred income taxes using enacted tax laws and rates for the years in which taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities.

REVENUE RECOGNITION

     The Paper and Pulp Operations recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured.

SHIPPING AND HANDLING

     Amounts billed to customers in sales transactions related to shipping and handling are classified as revenue. Shipping and handling costs incurred by the Paper and Pulp Operations and included in selling and distribution expenses were $19.1 million, $14.7 million, and $19.2 million in 2000, 1999, and 1998, respectively, and approximately $10 million for each of the six months ended June 30, 2001 and July 1, 2000.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

INVENTORY VALUATION

     Inventories are valued at the lower of year-to-date average cost or market and include the costs of materials, labor, and manufacturing overhead. Storeroom supplies are valued using the first-in, first-out method. The last-in, first-out
(LIFO) method was used to determine the cost of approximately 77% and 76% of inventories at December 30, 2000 and January 1, 2000, respectively.

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are recorded at cost. Replacements of major units of property are capitalized and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred. There are no reserves for planned shutdown costs at the end of any fiscal year.

     Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings, and 7 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts, and any gain or loss is included in income.

     The Paper and Pulp Operations are allocated interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant, and equipment accounts and amortized over the approximate lives of the related assets. During 2000, 1999, and 1998, the Pulp and Paper Business were allocated capitalized interest totaling $1.3 million, $.3 million, and $.5 million, respectively.

GOODWILL

     The Paper and Pulp Operations amortize costs in excess of fair value of net assets of businesses acquired using the straight-line method over 40 years. Goodwill amortization expense was $22 million in each of the years 2000, 1999, and 1998. Accumulated amortization at December 30, 2000 and January 1, 2000 was $241 million and $219 million, respectively.

IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS

     The Paper and Pulp Operations review the recorded value of goodwill and other long-lived assets annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the related assets to the net book value of those assets. If the carrying amount exceeds the undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and the estimated fair value.

LANDFILLS AND LAGOONS

     The Paper and Pulp Operations accrue for landfill closure costs over the periods that benefit from the use of the landfill and accrue for lagoon clean-out costs over the useful period between clean-outs.

ENVIRONMENTAL MATTERS

     The Paper and Pulp Operations recognize a liability for environmental remediation costs when management believes it is probable a liability has been incurred and the amount can be reasonably estimated.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other long-term liabilities in the accompanying balance sheets.

     Environmental costs are generally capitalized when the costs improve the condition of the property or the costs prevent or mitigate future contamination. All other costs are expensed.

COMPREHENSIVE INCOME

     The Paper and Pulp Operations' total comprehensive income was $78 million, $18 million, and $5 million for the years ended December 30, 2000, January 1, 2000 and December 31, 1998, respectively, and consisted of only net income.

     The Paper and Pulp Operations' total comprehensive income was approximately $12.8 million for the six months ended June 30, 2001 and was approximately $45.7 million for the six months ended July 1, 2000 and consisted only of net income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ACCOUNTING STANDARDS CHANGE

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, issued by the Financial Accounting Standards Board establishes the accounting and reporting of derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Paper and Pulp Operations adopted SFAS No. 133 in 2001, and there was no impact on the Paper and Pulp Operations upon adoption.

CHANGE IN FISCAL YEAR

     In 1999, the Paper and Pulp Operations changed its fiscal year from December 31 to end on the Saturday closest to December 31. The impact of one additional day on the year ended January 1, 2000 was not material.

2.   TRANSACTIONS WITH GEORGIA-PACIFIC

     The Paper and Pulp Operations purchase wood fiber, packaging materials, and chemicals from Georgia-Pacific and sell paper and pulp to Georgia-Pacific. Such transactions are in the ordinary course of business at negotiated prices comparable to transactions with unaffiliated customers and suppliers. Purchases from Georgia-Pacific were $227 million, $234 million, and $246 million in 2000, 1999, and 1998, respectively.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

Sales to Georgia-Pacific were $454 million, $223 million, and $38 million in 2000, 1999, and 1998, respectively.

     Purchases from and sales to Georgia-Pacific were $71 million and $223 million, respectively, during the six months ended June 30, 2001 and $78 million and $244 million, respectively, during the six months ended July 1, 2000.

     Georgia-Pacific purchased Unisource Worldwide, Inc. ("Unisource") in July of 1999. Sales to Unisource subsequent to that date are included in Georgia-Pacific Corporation sales on the statement of income. Prior to the acquisition, sales to Unisource were $144 million and $299 million in 1999 and 1998, respectively, and are included in third-party sales in the statement of income.

3.   INCOME TAXES

     The provisions for income taxes include the Paper and Pulp Operations' allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Paper and Pulp Operations' provision for income taxes consists of the following:

                                                         DECEMBER 30,    JANUARY 1,    DECEMBER 31,
                                                             2000           2000           1998
                                                         ------------    ----------    ------------
                                                                       (In Thousands)
Federal income taxes:
  Current............................................      $60,161        $28,401        $12,953
  Deferred...........................................       (5,950)        (7,398)         2,077
State income taxes:
  Current............................................        5,168          5,322          2,426
  Deferred...........................................         (486)          (604)           169
                                                           -------        -------        -------
Provision for income taxes...........................      $58,893        $25,721        $17,625
                                                           =======        =======        =======

     The federal statutory income tax rate was 35%. The Paper and Pulp Operations' provision for income taxes is reconciled to the federal statutory amount as follows:

                                                         DECEMBER 30,    JANUARY 1,    DECEMBER 31,
                                                             2000           2000           1998
                                                         ------------    ----------    ------------
                                                                       (In Thousands)
Provision for income taxes computed at the federal
  statutory tax rate.................................      $47,961        $15,321        $ 8,048
State income taxes, net of federal benefit...........        2,741          1,751            920
Goodwill amortization................................        8,161          8,603          8,603
Other................................................           30             46             54
                                                           -------        -------        -------
Provision for income taxes...........................      $58,893        $25,721        $17,625
                                                           =======        =======        =======

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     The components of the Paper and Pulp Operations' net deferred income tax liabilities are as follows:

                                                               DECEMBER 30,    JANUARY 1,
                                                                   2000           2000
                                                               ------------    ----------
                                                                     (In Thousands)
Deferred income tax assets:
  Compensation-related accruals.............................    $  40,023      $  42,001
  Other accruals and reserves...............................          913            358
  Other.....................................................          617            545
                                                                ---------      ---------
                                                                   41,553         42,904
                                                                ---------      ---------
Deferred income tax liabilities:
  Property, plant, and equipment............................     (199,610)      (214,874)
  Employee benefits.........................................      (28,747)       (21,270)
  Inventories...............................................      (10,225)       (10,225)
                                                                ---------      ---------
                                                                 (238,582)      (246,369)
                                                                ---------      ---------
Deferred income tax liabilities, net........................    $(197,029)     $(203,465)
                                                                =========      =========
Included on the balance sheets:
  Short-term deferred income tax liabilities*...............    $    (596)     $    (598)
  Long-term deferred income tax liabilities**...............     (196,433)      (202,867)
                                                                ---------      ---------
                                                                $(197,029)     $(203,465)
                                                                =========      =========

---------------
* Net of short-term assets of $9,629,000 at December 30, 2000 and $9,627,000 at January 1, 2000.

** Net of long-term assets of $32,454,000 at December 30, 2000 and $33,793,000 at January 1, 2000.

4.   EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

     Most of the Paper and Pulp Operations' employees participate in noncontributory defined benefit pension plans administered solely by the Corporation and union-administered multiemployer plans. The funding policy for the plans administered by the Corporation is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts. Benefits under the plans are primarily related to compensation and/or years of service. An officers' plan is unfunded and is nonqualified for federal income tax purposes.

     Plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents, and real estate. At December 30, 2000 and January 1, 2000, $74 million and $55 million, respectively, of noncurrent prepaid pension cost was included in other assets on the accompanying balance sheets. There was no accrued pension liability at December 30, 2000 and January 1, 2000.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     The following tables set forth the change in projected benefit obligation and the change in plan assets for the plans administered by the Corporation:

                                                                DECEMBER 30,    JANUARY 1,
                                                                    2000           2000
                                                                ------------    ----------
                                                                      (In Thousands)
Change in projected benefit obligation:
  Projected benefit obligation at beginning of year.........      $241,899       $258,897
  Service cost..............................................         7,527          6,521
  Interest cost.............................................        18,146         16,828
  Actuarial (gains) losses..................................         8,178        (25,921)
  Benefits paid.............................................       (13,412)       (14,426)
                                                                  --------       --------
Projected benefit obligation at end of year.................      $262,338       $241,899
                                                                  ========       ========
Change in plan assets:
  Fair value of assets at beginning of year.................      $408,515       $354,107
  Actual return on plan assets..............................        13,258         68,834
  Benefits paid.............................................       (13,412)       (14,426)
                                                                  --------       --------
Fair value of assets at end of year.........................      $408,361       $408,515
                                                                  ========       ========

     The funded status and the amounts recognized on the accompanying balance sheets for the plans administered by the Corporation are set forth in the following table:

                                                                DECEMBER 30,    JANUARY 1,
                                                                    2000           2000
                                                                ------------    ----------
                                                                      (In Thousands)
Funded status...............................................      $146,023       $166,616
Unrecognized actuarial gain.................................       (71,091)      (110,473)
Unrecognized prior service cost.............................        (1,223)        (1,604)
                                                                  --------       --------
Net prepaid benefit cost....................................      $ 73,709       $ 54,539
                                                                  ========       ========
Amounts recognized on the balance sheets consist of:
  Prepaid pension cost......................................      $ 73,709       $ 54,539
                                                                  ========       ========

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     Net periodic pension benefit for plans administered by the Corporation and union-administered pension plans included the following:

                                                                         YEAR ENDED
                                                         ------------------------------------------
                                                         DECEMBER 30,    JANUARY 1,    DECEMBER 31,
                                                             2000           2000           1998
                                                         ------------    ----------    ------------
                                                                       (In Thousands)
Service cost of benefits earned......................      $  7,527       $  6,521       $  6,515
Interest cost on projected benefit obligation........        18,146         16,828         16,264
Expected return on plan assets.......................       (38,809)       (33,640)       (31,132)
Amortization of actuarial gains......................        (5,641)        (1,208)        (2,392)
Amortization of prior service cost...................          (381)          (381)          (381)
Amortization of net transition obligation............             0              2              2
Contributions to multiemployer pension plans.........         1,786          1,637          1,663
                                                           --------       --------       --------
Net periodic pension benefit.........................      $(17,372)      $(10,241)      $ (9,461)
                                                           ========       ========       ========

     The following assumptions were used for the pension plans:

                                                                         YEAR ENDED
                                                         ------------------------------------------
                                                         DECEMBER 30,    JANUARY 1,    DECEMBER 31,
                                                             2000           2000           1998
                                                         ------------    ----------    ------------
Discount rate used to determine the projected benefit
  obligation.........................................        7.5%           7.5%           6.5%
Rate of increase in future compensation levels used
  to determine the projected benefit obligation......        6.0%           6.0%           5.0%
Expected long-term rate of return on plan assets used
  to determine net periodic pension cost.............        9.5%           9.5%           9.5%

DEFINED CONTRIBUTION PLANS

     The Paper and Pulp Operations' employees also participate in several defined contribution plans sponsored by the Corporation. The Corporation's contributions to the plans are based on employee contributions and compensation. The portion of the Corporation's contributions related to the Paper and Pulp Operations totaled $4.6 million in 2000, $3.4 million in 1999 and $3.2 million in 1998.

HEALTH CARE AND LIFE INSURANCE BENEFITS

     The Paper and Pulp Operations provide certain health care and life insurance benefits to certain eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with ten years of service or after reaching age 65. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plan pays a stated percentage of most medical expenses, reduced for any deductibles and payments made by government programs and other group coverage. The plans are funded through a trust established for the payment of active employee and retiree benefits. The Paper and Pulp Operations contribute to the trust in the amounts necessary to fund current obligations of the plans.

     In 1991, the Paper and Pulp Operations began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. The Paper and Pulp Operations reduced the percentage of the cost of

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

post-age 65 benefits that it pays on behalf of salaried employees who retire in each of the years 1995 though 1999 and no longer pays any of the post-age 65 cost for salaried employees who retire after 1999. The Paper and Pulp Operations have continued to share the pre-age 65 cost with future retirees.

     The following tables set forth the change in accumulated benefit obligations and the amounts recognized on the accompanying balance sheets:

                                                                DECEMBER 30,    JANUARY 1,
                                                                    2000           2000
                                                                ------------    ----------
                                                                      (In Thousands)
Change in accumulated benefit obligation:
  Accumulated benefit obligation at beginning of year.......      $54,976        $55,817
     Service cost...........................................          157            176
     Interest cost..........................................        3,623          3,195
     Benefits paid..........................................       (6,435)        (5,125)
     Actuarial losses.......................................        3,133            913
                                                                  -------        -------
  Accumulated benefit obligation at end of year.............       55,454         54,976
     Unrecognized prior service cost........................       26,472         29,136
     Unrecognized actuarial gains...........................         (836)         2,297
                                                                  -------        -------
Net accrued benefit cost....................................      $81,090        $86,409
                                                                  =======        =======

     Net periodic postretirement benefit cost included the following components:

                                                         DECEMBER 30,    JANUARY 1,    DECEMBER 31,
                                                             2000           2000           1998
                                                         ------------    ----------    ------------
                                                                       (In Thousands)
Service cost of benefits earned......................      $   157        $   176        $   158
Interest cost on accumulated postretirement benefit
  obligation.........................................        3,623          3,195          3,286
Amortization of prior service cost...................       (2,664)        (2,664)        (2,664)
Amortization of actuarial gains......................           --             --           (173)
                                                           -------        -------        -------
Net periodic postretirement benefit cost.............      $ 1,116        $   707        $   607
                                                           =======        =======        =======

     For measuring the expected postretirement benefit obligation for 2000, the Paper and Pulp Operations assumed separate annual rates of increase in the per capita claims cost of its pre-age 65 and age 65 and older claims of 7.5% and 10%, respectively. An annual rate of increase in the per capita claims cost of 7% and 8% was assumed for 1999 and 1998, respectively, for measuring the expected postretirement benefit obligation. The rates were assumed to decrease gradually to 5.5% in 2006 and remain level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7% at December 30, 2000 and January 1, 2000 and 6% at December 31, 1998.

     If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 10% as of December 30, 2000, 10% as of January 1, 2000, and 10% as of December 31, 1998. The effect of this change on the aggregate of service and interest costs would be an increase of 12% for 2000, 12% for 1999, and 11% for 1998.

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     If the annual health care cost trend rate were decreased by 1%, the accumulated postretirement benefit obligation would have decreased by 8% as of December 30, 2000, 9% as of January 1, 2000, and 9% as of December 31, 1998. The effect of this change on the aggregate of service and interest costs would be a decrease of 10% for 2000, 11% for 1999, and 10% for 1998.

5.   EQUITY COMPENSATION PLANS

     Employees of the Paper and Pulp Operations participate in various equity compensation plans sponsored by the Corporation. The Corporation's plans authorize grants of stock options, restricted stock, and performance awards with respect to Georgia-Pacific Group common stock, a separate class of stock of the Corporation. As of December 30, 2000, employees of the Paper and Pulp Operations held options to purchase 330,521 shares of Georgia-Pacific Group common stock at exercise prices ranging from $25.84 to $41.59 per share.

EMPLOYEE STOCK OPTIONS

     The Paper and Pulp Operations have elected to continue to account for its participation in the Corporation's stock-based compensation plans under Accounting Principles Board Opinion No. 25 and disclose pro forma effects on net income as provided by SFAS No. 123. Accordingly, no compensation cost has been recognized for stock options held by employees of the Paper and Pulp Operations because the exercise price is equal to the underlying stock price at the grant date. Had compensation cost for these awards been determined based on the fair value at the grant dates in 2000, 1999, and 1998, consistent with the method of SFAS No. 123, the pro forma net income would have been as follows:

                                                         DECEMBER 30,    JANUARY 1,    DECEMBER 31,
                                                             2000           2000           1998
                                                         ------------    ----------    ------------
                                                                       (In Thousands)
Net income:
  As reported.........................................     $78,138        $18,054        $ 5,369
  Pro forma...........................................      77,388         17,346          4,865

     The fair-value-based method of accounting for stock-based compensation under SFAS No. 123 recognizes the value of options granted as compensation cost over the option's vesting period and has not been applied to options granted prior to January 1, 1995. Accordingly, the resulting pro forma compensation cost is not representative of what compensation cost will be in future years.

     Following are the weighted average assumptions used in connection with the Black-Scholes option pricing model to estimate the fair value of options granted in 2000, 1999, and 1998:

                                                         DECEMBER 30,    JANUARY 1,    DECEMBER 31,
                                                             2000           2000           1998
                                                           OPTIONS        OPTIONS        OPTIONS
                                                         ------------    ----------    ------------
Risk-free interest rate...............................         6.7%           4.9%           5.8%
Expected dividend yield...............................          1.2            1.6            1.8
Expected life.........................................     10 years       10 years       10 years
Expected volatility...................................         0.42           0.46           0.39
Option forfeiture rate................................           3%             3%             3%

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS ENDED
                  JUNE 30, 2001 AND JULY 1, 2000 IS UNAUDITED)

     The weighted average grant date fair value per share of the options granted to the Paper and Pulp Operations' employees during the year using the Black-Scholes option pricing model was $23.26, $16.81, and $13.43 for 2000, 1999, and 1998, respectively.

6.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     Total rental expense was approximately $2.1 million, $1.2 million, and $1.7 million in 2000, 1999, and 1998, respectively.

     At December 30, 2000, total commitments of the Paper and Pulp Operations under long-term, noncancelable contracts, including operating leases, were as follows (in thousands):

2001.....................................................    $ 9,793
2002.....................................................      9,437
2003.....................................................      8,943
2004.....................................................      7,730
2005.....................................................      6,865
After 2005...............................................     32,979
                                                             -------
                                                             $75,747
                                                             =======

LEGAL AND ENVIRONMENTAL MATTERS

     The Paper and Pulp Operations are subject to various legal proceedings and claims that arise in the ordinary course of business. As is the case with other companies in similar industries, the Paper and Pulp Operations face exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides very limited coverage for environmental matters.

     Although the ultimate outcome of these legal proceedings cannot be determined with certainty, based on presently available information, management believes that adequate reserves have been established for probable losses and defense costs with respect thereto. Management further believes that the ultimate outcome of such legal proceedings could be material to operating results in any given quarter or year but will not have a material adverse effect on the long-term results of operations, liquidity, or financial position of the Paper and Pulp Operations.

7.   SUBSEQUENT EVENT

     On June 1, 2001, the Corporation executed a definitive agreement to sell the Paper and Pulp Operations to Domtar, Inc. The sale, which was contingent upon receipt of necessary regulatory approvals, was completed on August 7, 2001.

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To Domtar Inc.:

     We have audited the attached supplementary information to financial statements -- differences between United States and Canadian generally accepted accounting principles for the PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS; NEKOOSA AND PORT EDWARDS, WISCONSIN; AND WOODLAND, MAINE (THE "PAPER AND PULP OPERATIONS"), a portion of a segment of Georgia-Pacific Corporation, as of December 30, 2000 and January 1, 2000 and for each of the three years in the period ended December 30, 2000. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement and includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the financial information.

     In our opinion, the supplementary information to financial statements presents fairly, in all material respects, the effects of the differences between the application of United States and Canadian generally accepted accounting principles on the financial statements of the Paper and Pulp Operations as of December 30, 2000 and January 1, 2000 and for each of the three years in the period ended December 30, 2000, as described in the supplementary information to financial statements.

(signed) ARTHUR ANDERSEN LLP
June 15, 2001
Atlanta, Georgia

                PAPER AND PULP OPERATIONS AT ASHDOWN, ARKANSAS;
                      NEKOOSA AND PORT EDWARDS, WISCONSIN;
                              AND WOODLAND, MAINE

            (A PORTION OF A SEGMENT OF GEORGIA-PACIFIC CORPORATION)

               SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS
  DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING
                                   PRINCIPLES
            DECEMBER 30, 2000, JANUARY 1, 2000 AND DECEMBER 31, 1998
                 AND JUNE 30, 2001 AND JULY 1, 2000 (UNAUDITED)

     These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. There are no significant differences in accounting principles between U.S. GAAP and Canadian GAAP. New standards of accounting for income taxes and for employee pension and postretirement benefits under Canadian GAAP came into effect January 1, 2000, which essentially harmonized Canadian GAAP with U.S. GAAP. The new standards allowed for retroactive application with restatement of prior years.

                            (LOGO)

                               PRINTED IN CANADA
                                     M08577

                                    PART II

                    INFORMATION NOT REQUIRED TO BE DELIVERED
                           TO OFFEREES OR PURCHASERS

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 124 of the Canada Business Corporations Act, the Registrant may indemnify a present or former director or officer or a person who acts or acted at the Registrant's request as a director or officer of another corporation of which such Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Registrant or such other corporation, as the case may be, provided that such person acted honestly and in good faith with a view to the best interests of the Registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Registrant or such other corporation, as the case may be, only with court approval. A director or officer referred to above is entitled to such indemnification from the Registrant as a matter of right if he or she was substantially successful on the merits and fulfilled the conditions set forth above.

     In accordance with the Canada Business Corporations Act, the by-laws of the Registrant indemnify a director or officer, a former director or officer, a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor (or a person who undertakes or had undertaken any liability on behalf of the Registrant or any such body corporate), or such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or a director, officer or other similar executive of such other corporation or other organization, to the fullest extent permitted by law, if: (a) the person acted honestly and in good faith with a view to the best interests of the Registrant and (b) in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful. The Registrant is authorized to enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law and may purchase and maintain insurance against the risk of its liability to indemnify pursuant to the foregoing provisions.

     The Registrant participates in the purchase of directors' and officers' liability insurance, which, subject to the provisions contained in the policy, protects the directors and officers against all claims made during each year of the applicable policy period (currently January, 2001 to January, 2003, with a new policy period beginning January, 2003 to January, 2004). This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollutant laws and regulations.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    EXHIBITS

The following exhibits have been filed as part of this Registration Statement on Form F-10:

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
4.1      Annual Information Form of Domtar Inc. dated May 1, 2002 for the year ended December 31, 2001 (incorporated by reference to Domtar Inc.'s Form 40-F filed on April 5, 2002)
4.2      Audited Consolidated Financial Statements of Domtar Inc. for
         the fiscal years ended December 31, 2001, 2000 and 1999
         together with the related notes thereto and the auditors'
         reports thereon (incorporated by reference to Domtar Inc.'s
         Form 40-F filed on April 5, 2002)
4.3      Management's Discussion and Analysis for the fiscal year
         ended December 31, 2001 (incorporated by reference to Domtar
         Inc.'s Form 40-F filed on April 5, 2002)
4.4      Management Proxy Circular dated March 27, 2002 (incorporated by reference to Domtar Inc.'s Form 6-K filed on May 22,
         2002)
4.5      Unaudited Consolidated Financial Statements of Domtar Inc.
         for the nine months ended September 30, 2002 (including
         Management's Discussion and Analysis relating thereto) and
         September 30, 2001 (incorporated by reference to Domtar
         Inc.'s Form 6-K filed on November 13, 2002)
5.1      Consent of PricewaterhouseCoopers LLP and Raymond Chabot
         Grant Thornton
5.2      Consent of Ogilvy Renault, s.e.n.c.
5.3      Consent of Debevoise & Plimpton
6.1*     Powers of Attorney
7.1      Form of Warrant Agreement between Domtar Inc. and
         Computershare Trust Company of Canada, as warrant agent

---------------

* Previously filed

                                    PART III

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in such securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of this Registration Statement on Form F-10 on December 16, 2002, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                      III-1

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Province of Quebec, Canada, on December 19, 2002.

                                          DOMTAR INC.

                                          By: /s/ RAYMOND ROYER
                                            ------------------------------------

                                              Name: Raymond Royer
                                              Title:  President, Chief Executive
                                                      Officer, and Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on the 19th day of December, 2002.

                  SIGNATURE                                            TITLE
                  ---------                                            -----
              /s/ RAYMOND ROYER                President, Chief Executive Officer, and Director
---------------------------------------------  (Principal Executive Officer)
                Raymond Royer

             /s/ CHRISTIAN DUBE                Chief Financial Officer (Principal Financial Officer
---------------------------------------------  and Principal Accounting Officer)
               Christian Dube

                      *                        Director and Chairman of the Board
---------------------------------------------
               Jacques Girard

                      *                        Director
---------------------------------------------
               Gilles Blondeau

                      *                        Director
---------------------------------------------
             Paul-Henri Couture

                      *                        Director
---------------------------------------------
               Claude Fontaine

                      *                        Director
---------------------------------------------
               Louis P. Gignac

                      *                        Director
---------------------------------------------
             Claude R. Lamoureux

                                      III-2

                  SIGNATURE                                            TITLE
                  ---------                                            -----

                      *                        Director
---------------------------------------------
               Jacques Laurent

                      *                        Director
---------------------------------------------
               Andre L'Ecuyer

                      *                        Director
---------------------------------------------
               Brian M. Levitt

                      *                        Director
---------------------------------------------
              Louiselle Paquin

                      *                        Director
---------------------------------------------
                 Louise Roy

                      *                        Director
---------------------------------------------
              Edward J. Waters

                      *                        Authorized U.S. Representative for Service of Process
---------------------------------------------
                 Roger Brear

           *By: /s/ GILLES PHARAND
   ---------------------------------------
      Gilles Pharand, Attorney-in-Fact

                                      III-3

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.1     Annual Information Form of Domtar Inc. dated May 1, 2002 for the year ended December 31, 2001 (incorporated by reference to Domtar Inc.'s Form 40-F filed on April 5, 2002)
  4.2     Audited Consolidated Financial Statements of Domtar Inc. for
          the fiscal years ended December 31, 2001, 2000 and 1999
          together with the related notes thereto and the auditors'
          reports thereon (incorporated by reference to Domtar Inc.'s
          Form 40-F filed on April 5, 2002)
  4.3     Management's Discussion and Analysis for the fiscal year
          ended December 31, 2001 (incorporated by reference to Domtar
          Inc.'s Form 40-F filed on April 5, 2002)
  4.4     Management Proxy Circular dated March 27, 2002 (incorporated by reference to Domtar Inc.'s Form 6-K filed on May 22,
          2002)
  4.5     Unaudited Consolidated Financial Statements of Domtar Inc.
          for the nine months ended September 30, 2002 (including
          Management's Discussion and Analysis relating thereto) and
          September 30, 2001 (incorporated by reference to Domtar
          Inc.'s Form 6-K filed on November 13, 2002)
  5.1     Consent of PricewaterhouseCoopers LLP and Raymond Chabot
          Grant Thornton
  5.2     Consent of Ogilvy Renault, s.e.n.c.
  5.3     Consent of Debevoise & Plimpton
  6.1*    Powers of Attorney
  7.1     Form of Warrant Agreement between Domtar Inc. and
          Computershare Trust Company of Canada, as warrant agent

---------------

* Previously filed